Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

dated as of

March 6, 2017

by and among

VOLT DELTA RESOURCE HOLDINGS, INC.,

MAINTECH HOLDINGS, LLC,

MTECH HOLDINGS, LLC (solely for the purpose of Sections 12.2 and 13.21)

AND

VOLT INFORMATION SCIENCES, INC. (solely for the purpose of Sections 6.3, 6.5 and 13.22)

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ARTICLE V [Reserved]		33

ARTICLE VI CONTINUING COVENANTS		33

6.1	Cooperation; Books and Records	33
6.2	Acknowledgment of Limitation of Warranties	34
6.3	Insurance Matters	35
6.4	Directors’ and Officers’ Indemnification.	37
6.5	Non-Competition	37
6.6	Settlement of Intercompany Obligations	38
6.7	Certain Services Agreements	39
6.8	[Reserved]	39
6.9	Confidentiality	39
6.10	WARN Act	39
6.11	Successors and Assigns	40
6.12	Public Announcements	40

ARTICLE VII [Reserved]		40

ARTICLE VIII TAX MATTERS		40

8.1	Tax Returns	40
8.2	Liability for Taxes	42
8.3	Refunds	43
8.4	Contests	44
8.5	Information and Cooperation	45
8.6	Transfer Taxes	45
8.7	Tax Sharing Agreements, Etc.	45
8.8	Tax Covenants	45
8.9	Adjustment to Price	46
8.10	Tax Survival Period and Limitations on Indemnification	46

ARTICLE IX [Reserved]		47

ARTICLE X CLOSING DELIVERIES		47

10.1	Deliveries by Seller to Buyer at Closing	47
10.2	Deliveries by Buyer at Closing	48

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ARTICLE XI [Reserved]		48

ARTICLE XII INDEMNIFICATION		48

12.1	Indemnification by the Seller	48
12.2	Indemnification by the Buyer	50
12.3	Time for Claims; Notice of Direct Claims	52
12.4	Loss Calculation	52
12.5	Third Party Claims	54
12.6	Certain Other Indemnity Matters	55
12.7	Tax Treatment of Indemnification Payments	55
12.8	Payments	56

ARTICLE XIII GENERAL		56

13.1	Usage	56
13.2	Amendments; Waivers	56
13.3	Disclosure Schedules; Exhibits	56
13.4	Further Assurances	57
13.5	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	57
13.6	Headings	57
13.7	Counterparts	57
13.8	Parties in Interest	58
13.9	Waiver	58
13.10	Severability	58
13.11	Acknowledgement and Waiver	58
13.12	Knowledge Convention	59
13.13	Notices	59
13.14	Publicity and Reports	60
13.15	Integration	60
13.16	Transaction Expenses	60
13.17	No Assignment	61
13.18	Remedies; Specific Performance	61
13.19	Representation By Counsel; Interpretation	61
13.20	Privilege	61
13.21	Cranford Lease	61
13.22	Guaranty	62
13.23	Certain Other Matters	62

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Schedules

Schedule 1.1	Permitted Liens
Schedule 3.1(b)	Capitalization
Schedule 3.1(c)	Subsidiaries
Schedule 3.2(b)	Certain Changes
Schedule 3.3	Tax Matters
Schedule 3.4(a)	Material Contracts
Schedule 3.5	Leased Real Property
Schedule 3.7	Conflicts and Consents
Schedule 3.8	Actions
Schedule 3.10(a)	Employees
Schedule 3.10(b)(i)	Employee Plans and Non-US Plans
Schedule 3.13	Intellectual Property
Schedule 3.17(a)	Customers
Schedule 3.17(b)	Suppliers
Schedule 3.18	Insurance
Schedule 3.19	Intercompany Obligations
Schedule 6.4	Covered Persons
Schedule 13.12	Seller Knowledge Parties

Exhibits

Exhibit A	Sample Calculation of Net Working Capital
Exhibit B	Form of IT Master Services Agreement
Exhibit C	Form of Transition Services Agreement

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STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement is entered into as of March 6, 2017 by and among Volt Delta Resource Holdings, Inc., a Nevada corporation (“Seller”), Maintech Holdings, LLC, a Delaware limited liability company (“Buyer”; and, together with Seller, the “Parties”), (solely for purposes of Sections 12.2 and 13.21) MTECH Holdings, LLC, a Delaware limited liability company, and (solely for purposes of Sections 6.3, 6.5 and 13.22) Volt Information Sciences, Inc., a New York corporation (“Volt”).

R E C I T A L S

WHEREAS, Seller owns all of the issued and outstanding capital stock of Maintech, Incorporated, a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell, and Buyer desires to purchase, all of the issued and outstanding capital stock of the Company for the consideration and on the terms and conditions described herein.

A G R E E M E N T

In consideration of the mutual promises contained herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For all purposes of this Agreement, and except as otherwise expressly provided, the following definitions shall apply:

“Accounting Firm” has the meaning set forth in Section 2.4(d).

“Accounting Principles” means GAAP as in effect from time to time (subject to note and/or footnote disclosures) consistently applied in all material respects and applied in accordance with the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments, valuation, estimation and accrual methodologies) that were used in the preparation of the Company Financial Statements.

“Action” means any action, claim, complaint, petition, investigation, suit or other proceeding by or before any Governmental Entity.

“Adjustment Time” means 11:59 P.M. New York City Time on the Closing Date.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as amended or supplemented, together with all Exhibits and Disclosure Schedules attached hereto or expressly incorporated herein by reference.

“Ancillary Agreements” means the Services Agreements and each other Contract and instrument delivered in connection herewith or contemplated hereby.

“Approval” means any approval, authorization, consent, qualification or registration, or any extension, modification, amendment or waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Entity.

“Basket” means an aggregate amount equal to $237,000.

“Business” means the business of the Company, its Subsidiaries and certain Affiliates thereof, as and where conducted immediately prior to the execution hereof, of providing (i) certain information technology support services (and more particularly, management services for the daily operation of data centers and hardware break and fix support), (ii) outsourced administration, monitoring, and reporting with respect to customers’ information technology infrastructures and (iii) outsourced solutions for desktop maintenance.

“Business Day” means a day (excluding Saturday and Sunday) on which banks generally are open for the transaction of business in New York, New York.

“Buyer” has the meaning set forth in the Preamble hereto.

“Buyer Cap” has the meaning set forth in Section 12.2(b)(ii).

“Closing” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.3(b).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning set forth in the Recitals hereto.

“Company Financial Statements” means (i) the unaudited, consolidated balance sheets of the Business as of October 31, 2014, October 31, 2015 and October 31, 2016 and the related unaudited statements of income and cash flows for the fiscal years 2014, 2015 and 2016 and (ii) the Company Interim Financial Statement.

“Company Intellectual Property” means all Intellectual Property that is owned by the Company and its Subsidiaries.

“Company IP Agreements” means all material licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), relating to Intellectual Property to which the Company or any of its Subsidiaries is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Entity or government-authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company Interim Financial Statement” means the unaudited, consolidated balance sheet of the Business as of November 30, 2016 and the related unaudited statement of income and retained earnings, stockholders’ equity and cash flows for the period then ended.

“Confidential Information” has the meaning set forth in Section 6.9.

“Contract” means any binding written agreement, arrangement, purchase and sale order, commitment, license, indemnity, indenture or lease.

“Controlled Affiliate” has the meaning set forth in Section 6.5(a).

“Covered Person” has the meaning set forth in Section 6.4

“Cranford Lease” has the meaning set forth in Section 10.1(f).

“Deemed Shareholder” has the meaning set forth in Section 8.11(a).

“Delivery Date” has the meaning set forth in Section 8.11(a).

“Disclosing Party” has the meaning set forth in Section 6.9.

“Disclosure Schedules” means the Disclosure Schedules dated the date hereof and delivered contemporaneously herewith relating to this Agreement, as they may be supplemented from time to time in accordance with the terms of this Agreement.

“Dispute Notice” has the meaning set forth in Section 2.4(c).

“Disputed Amounts” has the meaning set forth in Section 2.4(c).

“Employee” means each employee, officer or consultant of the Company or any of its Subsidiaries.

“Employee Plans” means all “employee benefit plans” (as such term is defined in Section 3(3) of ERISA), and all fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, health, welfare, medical, dental, disability, life insurance, deferred compensation, stock option, stock purchase, stock appreciation, stock based, severance and similar plans, programs, arrangements or practices (other than (i) a Multiemployer Plan and (ii) any Non-U.S. Plan) that, in each case, are maintained, sponsored, or contributed to by the Company or its Subsidiaries.

“Engagements” has the meaning set forth in Section 13.11.

“Environmental Laws” means all applicable Laws relating to pollution or protection of the environment, natural resources or, to the extent relating to exposure to Hazardous Substances, the workplace, including any of the foregoing relating to the generation, handling, transportation, treatment, storage, disposal, discharge, release, threatened release, control, or cleanup of any Hazardous Substances.

“Equity Interests” means any (i) capital stock, limited liability company interest, membership interest, unit or other equity interest, (ii) securities convertible into or exchangeable for any capital stock, limited liability company interest, membership interest, unit or other equity interest or (iii) other rights, warrants or options to acquire any of the foregoing securities from the issuer thereof.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.4(a)(i).

“Estimated Closing Net Working Capital Statement” has the meaning set forth in Section 2.4(a)(i).

“ERISA Affiliate” means any entity that would be considered a single employer with the Company under Section 4001(b) of ERISA or a member of a group of entities which includes the Company for purposes of Section 414(b), (c), (m) or (o) of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“FCPA” has the meaning set forth in Section 4.4.

“Final Closing Balance Sheet” has the meaning set forth in Section 2.4(d).

“Final Closing Statement” has the meaning set forth in Section 2.4(d).

“Fundamental Representations” means the representations and warranties of (i) Seller set forth in Section 3.1, the first two sentences of Section 3.7 and Section 3.11 and (ii) Buyer set forth in Section 4.1, the first two sentences of Section 4.2 and Section 4.5.

“General Cap” means $500,000.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board or in such other statement by such other entity as may be approved by a significant segment of the accounting profession in the United States.

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, tribunal or other instrumentality of any government, whether federal, state, provincial, territorial or local, domestic or foreign, that has, in each case, jurisdiction over the matter in question.

“Hazardous Substance” any waste, material or substance that is regulated, defined or designated as hazardous, toxic or a pollutant or contaminant under or pursuant to any Environmental Law, including but not limited to asbestos, lead, natural gas and petroleum.

“Income Tax” means any income, franchise, gains or similar Tax imposed on or measured by net income, profits, gains or similar items and any interest, additional amounts, additions to tax, penalties or similar items with respect thereto.

“Indebtedness” means, without duplication, (i) any indebtedness (including accrued interest and fees) for borrowed money, (ii) any indebtedness evidenced by any promissory note, bond, debenture or other similar debt security, (iii) any obligations in respect of letters of credit, to the extent drawn, and (iv) any guaranty by any Person of obligations of the kind described in the foregoing clauses (i)-(iii). Indebtedness shall not include intercompany indebtedness between or among the Company or any of its Subsidiaries or between or among any of such Subsidiaries, trade payables, debts, obligations, liabilities or accruals incurred in the ordinary course of business and which are not past due by more than 15 days by their terms.

“Indemnifiable Tax” has the meaning set forth in Section 8.4(a).

“Indemnified Person” means, with respect to any Indemnity Claim, each Buyer Indemnified Person or Seller Indemnified Person asserting the applicable Indemnity Claim (or on whose behalf the Indemnity Claim is asserted) under Section 12.1 or 12.2, as the case may be.

“Indemnifying Person” means, with respect to any Indemnity Claim, the party or parties against whom such Indemnity Claim may be or has been asserted in accordance with the terms hereof.

“Indemnity Claim” means a claim for indemnity under Section 12.1 or 12.2, as the case may be.

“Insurance Policies” has the meaning set forth in Section 3.18.

“Intellectual Property” means all intellectual property rights and assets, whether registered or unregistered, of the following types: (a) trademarks, service marks, trade name, trade dress, logos and all registrations, applications and renewals for any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by the Internet Corporation for Assigned Names and Numbers (ICANN) or any Governmental Entity, web addresses, websites and content posted by Company thereon; (c) copyrights, and all registrations, applications for registration and renewals of such copyrights; (d) trade secrets and similar technical confidential and proprietary know-how; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any inventor’s certificates, petty patents and patent utility models; and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; provided, however, that, notwithstanding the foregoing, “off-the-shelf” computer programs and similar generally available software, and any licenses to copyrights in such programs and software, do not constitute Intellectual Property.

“Intercompany Obligations” means any intercompany balances, accruals, accounts receivable, notes receivable, intercompany loans (including any accrued interest thereon), accounts payable, notes payable or intercompany loans (including any accrued interest thereon) between the Company or any of its Subsidiaries, on the one hand, and the Seller or any of its Affiliates (other than the Company or any Subsidiary thereof), on the other hand.

“IT Master Services Agreement” has the meaning set forth in Section 6.7.

“Knowledge of Seller” has the meaning set forth in Section 13.12, as applied to Seller.

“Law” means any applicable constitutional provision, statute, law, regulation, ordinance, rule, code, common law, administrative guidance, judicial decree, decision or direction, administrative agreement or intergovernmental or multijurisdictional agreement or treaty or other requirement or rule of law of any Governmental Entity.

“Liability” means any and every liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), obligation or Indebtedness, any liability for Taxes, in each case, as determined in accordance with GAAP.

“Leased Real Property” has the meaning set forth in Section 3.5.

“Lien” means any lien (statutory or other), pledge, charge, claim, community property interest, condition, equitable interest, option, easement, encroachment, right of way, mortgage, hypothecation, deed of trust, security interest, right of first refusal or restriction of any kind (including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership) or other encumbrance of any kind, whether incurred voluntarily or arising under any applicable Law.

“Loss” has the meaning set forth in Section 12.1(a).

“Material Adverse Effect” means any effect, event, occurrence, development, fact, condition or change that is or would reasonably be expected to become, individually or in the aggregate, materially adverse to the Business, the results, operations condition (financial or otherwise) or assets of the Company and its Subsidiaries taken as a whole, provided that none of the following events, effects, occurrences, developments, state of circumstances, changes, facts or conditions shall be deemed, either alone or in combination, to constitute a Material Adverse Effect: (a) changes in general economic conditions, the securities markets generally or debt or financing markets generally, including changes in interest rates, exchange rates, lack of liquidity or trading volumes, (b) changes in general legal, tax, regulatory or political conditions, (c) changes in accounting rules or principles (including GAAP), (d) changes or effects that arise out of or are attributable to the acts or omissions of, or circumstances affecting, Buyer, (e) changes or effects that generally affect the industries in which the Company and its Subsidiaries operate, (f) changes or effects resulting or arising from the commencement, occurrence, continuation or intensification of any war (whether or not declared), sabotage, armed hostilities or acts of terrorism, (g) earthquakes, hurricanes, tsunamis or any other natural disasters, any man-made disasters or any acts of God, (h) changes or effects that relate to any failure in and of itself by the Company or any Subsidiary thereof to meet any projection, forecast or revenue or earnings prediction (but not, for the avoidance of doubt, the underlying cause of such failure, which underlying cause of such failure could be deemed or constitute a Material Adverse Effect), (i) changes or effects resulting or arising from the negotiation, execution, public announcement or performance of this Agreement, (j) changes or effects resulting or arising from the transactions contemplated by this Agreement, (k) changes in applicable Law or the interpretation or enforcement thereof, (l) any matter clearly stated on the Disclosure Schedules or (m) any action taken by Seller or any Affiliate thereof in compliance with or as required by this Agreement (other than pursuant to Section 3.7 (No Conflicts)); provided further that any event, occurrence, fact, condition or change referred to in the preceding clauses (a), (b), (d) and (e) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct the Business to the extent of such disproportionate adverse effect.

“Material Contract” has the meaning set forth in Section 3.4(a).

“Material Customer” has the meaning set forth in Section 3.19(a).

“Material Supplier” has the meaning set forth in Section 3.19(b).

“Most Recent Balance Sheet” shall mean the balance sheet prepared as of November 30, 2016.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Net Working Capital” means (a) the combined current assets of the Company, its Subsidiaries and its Affiliates (but only certain assets of such Affiliates that are to be transferred to Buyer or its designee(s) (or with respect to which Buyer or its designees(s) are entitled to receive the economic benefit), in each case, pursuant to the Transition Services Agreement) reflected in the line items included in the Net Working Capital Calculation Schedule (including, for the avoidance of doubt and whether or not reflected in a line item in the Net Working Capital Calculation Schedule, an amount, in cash, of at least (i) GBP £75,000 and U.S. $5,000 in bank accounts of Maintech Europe Limited (United Kingdom), (ii) HKD $160,000 and U.S. $5,000 in bank accounts of Volt Maintech Limited (Hong Kong), (iii) JPY ¥6,720,000 in bank accounts of Volt Service KK Maintech (Japan) and (iv) AUD $20,000 in bank accounts of Volt Australia Maintech (Australia)) minus (b) the combined current liabilities of the Company, its Subsidiaries and its Affiliates (but only certain liabilities of such Affiliates that are to be assumed by Buyer or its designee(s) (or for which the Seller is entitled to reimbursement from Buyer or its designee(s)) or for which the Buyer is responsible, in each case pursuant to the Transition Services Agreement) reflected in the line items included in the Net Working Capital Calculation Schedule, in each case (subject to the proviso hereto), calculated as of the Adjustment Time in accordance with the Accounting Principles and the methodology employed in preparing the Company Financial Statements; provided, that, notwithstanding the foregoing, Net Working Capital shall (i) not take into account (A) any amounts in respect of deferred income Tax assets or liabilities (including valuation allowances), (B) any amounts in respect of deferred revenue, (C) any amounts in respect of FIN 48 liabilities (uncertain tax positions), (D) deferred compensation (other than any ordinary course bonus accruals and payroll accruals), (E) any assets or liabilities otherwise taken into account in calculating the Purchase Price pursuant to Section 2.2(a), or (F) any Intercompany Obligations, in each case, contemplated to be paid, satisfied, retired or otherwise settled pursuant to Section 6.6 hereof, (ii) be calculated without giving effect to the consummation of the transactions contemplated hereby or any other transactions, actions, omissions or events occurring outside of the ordinary course of business on the Closing Date in connection with the consummation of the transactions contemplated hereby and (iii) be calculated to give effect to the adjustments and methodology set forth on Exhibit A hereto and, in any case, to (x) include the cash balances referred to in clauses (i), (ii), (iii) and (iv) of the final parenthetical clause contained in clause (a) of this definition of Net Working Capital with respect to the bank accounts located in the UK, Hong Kong, Japan and Australia, with the amounts of such balances denominated in non-U.S. currencies to be treated as converted to U.S. currency for the purpose of determining the contribution thereof to the amount of Net Working Capital hereunder at the exchange rate applicable thereto published in The Wall Street Journal on the Business Day immediately preceding the Closing Date and (y) exclude any accrued vacation time and/or paid time off attributable to Frank D’Alessio and/or Bob Coscia.

“Net Working Capital Calculation Schedule” means the sample calculation of Net Working Capital attached as Exhibit A hereto.

“Net Working Capital Target” means $11,800,000.

“Non-U.S. Plan” means any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States by the Company of any of its Subsidiaries primarily for the benefit of Employees of the Company or any of its Subsidiaries residing outside the Unites States (other than a plan, fund, or other similar program funded through a trust or other funding vehicle maintained exclusively by a Governmental Entity) which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment and which plan is not subject to ERISA or the Code.

“Notification Date” has the meaning set forth in Section 8.11(e).

“Order” means any binding and enforceable decree, injunction, judgment, order, ruling, assessment, award or writ issued by a Governmental Entity.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Parties” has the meaning set forth in the Preamble hereto.

“Permit” means any (a) license required to be issued by any Governmental Entity, (b) permit required to be issued by any Governmental Entity, (c) approval required to be issued by any Governmental Entity, (d) authorization required to be issued by any Governmental Entity, (e) franchise required to be issued by any Governmental Entity, (f) certificate required to be issued by any Governmental Entity or (g) order required to be issued by any Governmental Entity, and any extension, modification, amendment or waiver of the foregoing.

“Permitted Liens” means: (a) Liens for Taxes and assessments not yet due and payable or not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and statutory liens and rights in rem that have not been filed or recorded and other similar Liens arising or incurred in the ordinary and usual course of business, (c) Liens under the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (which agreement is being amended and restated as of the Closing) and (d) Liens set forth on Schedule 1.1.

“Person” means (i) an individual person or (ii) an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a limited liability partnership, a trust or any other entity or organization of any kind.

“Personal Property” has the meaning set forth in Section 3.6.

“Post-Closing Adjustment” means any adjustment to be made pursuant to Section 2.4(b).

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Potential Claim” has the meaning set forth in Section 6.3(b)(i).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Proposed Completed Forms” has the meaning set forth in Section 8.11(a).

“Proposed Completed Forms Objection Notice” has the meaning set forth in Section 8.11(a).

“Proposed Final Closing Balance Sheet” has the meaning set forth in Section 2.4(b).

“Proposed Final Closing Statement” has the meaning set forth in Section 2.4(b).

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Real Property Leases” has the meaning set forth in Section 3.4(a)(v).

“Receiving Party” has the meaning set forth in Section 6.9.

“Recovery Amount” has the meaning set forth in Section 6.3(b)(i).

“Representatives” means, when used with respect to Buyer or Seller, the directors, officers, employees, consultants, accountants, legal counsel, financing sources, investment bankers or other financial advisors, agents and other representatives of Buyer or Seller, as applicable, and their respective Subsidiaries.

“Restricted Business” has the meaning set forth in Section 6.5(a).

“Restricted Territory” has the meaning set forth in Section 6.5(a).

“RWI Non-Response” has the meaning set forth in Section 8.10.

“RWI Policy” means a representations and warranties insurance policy obtained by Buyer.

“Section 338 Forms” means all returns, documents, statements and other forms that are required to be submitted to any federal, state or local taxing authority in connection with a Section 338(h)(10) Election. Such forms will include, without limitation, any “statement of a section 338 election” and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treasury Regulation Sections 1.338-1 or 1.338(h)(10)1 or any successor provisions.

“Section 338 Purchase Price Adjustment Amount” has the meaning set forth in Section 8.11(e).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble hereto.

“Seller’s Insurance Policies” has the meaning set forth in Section 6.3(a).

“Services Agreements” has the meaning set forth in Section 6.7.

“Shares” means all of the issued and outstanding capital stock of the Company.

“Specified Cap” means, as of any applicable time of determination, an amount equal to the Purchase Price, as adjusted to take into account any Post-Closing Adjustments actually paid in accordance with Section 2.4, as of such time of determination, plus, if the Specified Cap has been reached, reasonable and documented out-of-pocket enforcement costs (including reasonable and documented attorney fees) otherwise indemnifiable as Losses hereunder.

“Straddle Tax Period” means any complete taxable period that includes both a Pre-Closing Tax Period and a Post-Closing Tax Period.

“Subsidiary” means, with respect to any Person, any Person in which such Person has a direct or indirect equity or ownership interest in excess of 50%.

“Subsidiary Shares” has the meaning set forth in Section 3.1(c).

“Survival Period” means the period beginning on the Closing Date and ending on:

(a) with respect to the representations and warranties contained in Articles III and IV of this Agreement other than the Fundamental Representations, the earlier of (i) fifteen (15) months from the Closing Date and (ii) the date that is 60 days following the completion of the audit of the financial statements of the Company and its Subsidiaries for the fiscal year ending in October 2017;

(b) with respect to the Fundamental Representations, six (6) years from the Closing Date;

(c) with respect to each covenant and agreement contained in this Agreement (other than those contained in Article VIII (Taxes), which survival periods are specifically set forth in such Article VIII), the period of time during which performance is required thereunder in accordance with the terms thereof; and

(d) solely with respect to claims for fraud, representations and warranties contained in Articles III and IV will survive until thirty (30) days after the expiration of the applicable statute of limitations.

“Tax” means any present or future (A) federal, state, local, foreign, and other net income, gross income, gross receipts, sales, use, value added, ad valorem, franchise, capital, profits, license, lease, service, service use, withholding, payroll, social security (or similar), unemployment, disability, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, alternative or added minimum, estimated or other taxes of any kind whatsoever, together with interest and any penalties, additions to tax or additional amounts with respect thereto, (B) liability for payment of amounts described in clause (A) whether as a result of transferee liability (where such transferee status arose prior to the Closing Date), of being a member of an affiliated, consolidated, combined or unitary group for any period beginning prior to the Closing Date, and (C) liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement entered into prior to the Closing Date (excluding for this purpose any liability under a lease that passes through expenses including Taxes).

“Tax Benefit” means any refund, credit or reduction in Tax reasonably expected to be realized by any Person or its Affiliates attributable, as the context may require, to any specified matter or event, and which shall take into account any correlative adjustment that makes allowable to such Person, its Affiliates, or their consolidated, combined or unitary group any deduction, amortization, exclusion from income or other allowance.

“Tax Claim” has the meaning set forth in Section 8.4(a).

“Tax Indemnified Person” has the meaning set forth in Section 8.4(a).

“Tax Indemnitor” has the meaning set forth in Section 8.4(a).

“Tax Returns” means all returns, reports, forms, declarations, claim for refund, schedules and information statements (including amendments thereto) required to be filed with any Governmental Entity relating to Taxes and including any schedules or statements attached thereto and any amendments thereof.

“Third Party Claim” has the meaning set forth in Section 12.5.

“Transaction Expenses” means all out-of-pocket fees and expenses payable to each party’s advisors incurred in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

“Transfer Tax” means any federal, state, county, local, foreign and other sales, use, transfer, conveyance, documentary transfer, stamp, recording or other similar tax, fee or charge imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof, and any interest, penalties and additions to tax with respect thereto.

“Transition Services Agreement” has the meaning set forth in Section 6.7.

“Volt” has the meaning set forth in the Recitals.

ARTICLE II

PURCHASE AND SALE/CLOSING

2.1 Purchase and Sale. The Parties will execute this Agreement at Closing, upon the terms and subject to the conditions hereinafter set forth, Seller agrees to sell all of the issued and outstanding Shares free and clear of all Liens (other than transfer restrictions arising under applicable securities Laws), and to deliver the certificates evidencing the Shares, to Buyer, and Buyer agrees to purchase the Shares from Seller, for the consideration and on the terms and conditions hereinafter set forth. The certificates representing the Shares will be endorsed for transfer to or accompanied by duly executed transfer powers in favor of Buyer or its nominee as Buyer may have requested in writing of Seller at least two (2) Business Days prior to the Closing Date.

2.2 Purchase Price.

(a) Subject to the terms and conditions of this Agreement, the aggregate cash purchase price for the Shares shall be $18,300,000 (eighteen million, three hundred thousand dollars) (the “Purchase Price”).

(b) The Purchase Price shall be subject to potential adjustment in accordance with Section 2.4.

(c) At the Closing, Buyer shall pay, by wire transfer of immediately available funds, to Seller (or its designee) to an account designated by Seller at least two (2) Business Days prior to the Closing Date, an amount equal to the balance of the Purchase Price after deduction of (A) Twenty Thousand dollars ($20,000), which amount was previously advanced to the Seller’s attorneys, (B) an amount equal to one-half of the premium and other costs and commissions payable with respect to the RWI Policy in an aggregate amount equal to $112,373.75, (C) One Hundred Thousand Dollars ($100,000), representing the amount of the Holdback (as defined in the Transition Services Agreement) and (D) $2,165,759.50, which amount is equal to the aggregate amount outstanding under the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company as of the Closing Date (which agreement is being amended and restated as of the Closing).

2.3 The Closing.

(a) The transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Milbank, Tweed, Hadley & McCloy LLP in New York, New York, or at such other location as may be agreed upon in writing by Seller and Buyer.

(b) The Closing shall take place at 10 A.M., New York City Time, on the date hereof (the “Closing Date”). Notwithstanding the foregoing, for convenience of calculation and to avoid a closing of the accounting books in the middle of a Business Day, solely for purposes of calculating the Net Working Capital, the Pre-Closing Tax Period and the Post-Closing Tax Period, the Closing will be deemed to have occurred as of the Adjustment Time.

(c) All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

2.4 Purchase Price Adjustment.

(a) Closing Adjustment. At least three Business Days before the Closing, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s good faith estimate of Net Working Capital as of the Closing Date (the “Estimated Closing Net Working Capital”), which statement shall contain an estimated balance sheet of the Company and its Subsidiaries as of the Closing Date (without giving effect to the transactions contemplated herein), and a calculation of Estimated Net Closing Working Capital (the “Estimated Closing Net Working Capital Statement. The Estimated Closing Net Working Capital and the Estimated Closing New Working Capital shall be prepared in accordance with the Accounting Principles, except inasmuch as there is a conflict between the Accounting Principles and the definition of Net Working Capital, in which case the definition of Net Working Capital shall control with respect to the subject matter of such conflict.

(b) Post-Closing Adjustment. As promptly as practicable and in any event within sixty (60) Business Days after the Closing Date, Buyer shall prepare or cause to be prepared and deliver to Seller a statement setting forth Buyer’s good faith calculation of Net Working Capital as of the Closing Date (the “Proposed Final Closing Balance Sheet”), together with a good faith written statement setting forth in reasonable detail the Net Working Capital, in each case, calculated as of the Closing Date and in accordance with the Accounting Principles (the “Proposed Final Closing Statement”). The Proposed Final Closing Balance Sheet and the Net Working Capital reflected on the Proposed Final Closing Statement shall be prepared in accordance with the Accounting Principles, except inasmuch as there is a conflict between the Accounting Principles and the definition of Net Working Capital, in which case the definition of Net Working Capital shall control with respect to the subject matter of such conflict.

(c) Dispute Notice. The Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement (and the Net Working Capital reflected thereon) will be final, conclusive and binding on the parties unless Seller provides a written notice (a “Dispute Notice”) to Buyer no later than the 30th day after the delivery to Seller of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement. Any Dispute Notice must set forth in reasonable detail and with reasonable supporting documentation (i) any item on the Proposed Final Closing Balance Sheet or the Proposed Final Closing Statement which Seller believes has not been prepared in accordance with this Agreement and the correct amount of such item and (ii) Seller’s alternative calculation of the Net Working Capital, as applicable (such amounts the “Disputed Amounts”). Any item or amount as to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties upon the delivery of such Dispute Notice.

(d) Resolution of Disputes. Buyer and Seller will attempt to promptly resolve the matters raised in any Dispute Notice in good faith. Beginning forty-five (45) Business Days after delivery of any Dispute Notice pursuant to Section 2.4(c), either Buyer or Seller may provide written notice to the other that it elects to submit the disputed items to Grassi & Co.; provided, however, in the event that Grassi & Co. has been or currently is being retained by any of Seller, Buyer or their Affiliates with respect to matters unrelated to the matters set forth in the Dispute Notice, then the Seller and Buyer shall mutually agree on a different accounting firm, which firm shall not have been previously engaged by any of Seller, Buyer or their Affiliates (the “Accounting Firm”). The Accounting Firm will promptly, in accordance with such procedures as it deems fair and equitable, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice, provided that each party shall be afforded an opportunity to submit a written statement in favor of its position and to advocate for its position orally before the Accounting Firm. The Accounting Firm will resolve the dispute by selecting with respect to each item in dispute an amount between or equal to Buyer’s position as set forth on the Proposed Final Closing Statement (as modified following discussions with Seller with respect to disputed items and as submitted to the Accounting Firm at the outset of the dispute resolution process with a copy to Seller) or Seller’s position as set forth on the Dispute Notice (as modified with respect to disputed items following discussions with Buyer and as submitted to the Accounting Firm at the outset of the dispute resolution process with a copy to Buyer). In any such case, a single partner of the Accounting Firm selected by such Accounting Firm in accordance with its normal procedures and having expertise with respect to settlement of such disputes and the industry in which the

Company and its Subsidiaries operate shall act for the Accounting Firm in the determination proceeding, and the Accounting Firm shall render a written decision with respect to such disputed matter, including a statement in reasonable detail of the basis for its decision, by no later than thirty (30) days following the submission of the disputed items to it in accordance with this Section 2.4(d). The fees and expenses of the Accounting Firm shall be paid by Seller, on the one hand, and by Buyer, on the other hand, in proportion to the portion of the aggregate amount in dispute that is finally resolved by the Accounting Firm in a manner adverse to such party. For example, if Seller contests $500 of the amount claimed by Buyer, and if the Accounting Firm ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of the Accounting Firm will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller. Each of Buyer and Seller shall bear its own costs and expenses, if any, incurred in connection with the process contemplated in this Section 2.4(d), including the fees of any advisors retained to act on its behalf. The decision of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the parties. As used herein, the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the parties and/or, as the case may be, the decision of the Accounting Firm, in each case, pursuant to this Section 2.4, are referred to herein as the “Final Closing Balance Sheet” and the “Final Closing Statement”, respectively. Each of the parties to this Agreement agrees to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement.

(e) Payment of Adjustment. If the Net Working Capital (as finally determined pursuant to this Section 2.4 and as set forth in the Final Closing Balance Sheet and the Final Closing Statement) differs from the Net Working Capital Target, (i) Buyer shall pay or cause to be paid to Seller by wire transfer of immediately available funds the amount, if any, by which such re-calculated final Purchase Price exceeds the estimated Purchase Price paid at Closing or (ii) Seller shall pay or cause to be paid to Buyer by wire transfer of immediately available funds the amount, if any, by which the estimated Purchase Price paid at Closing exceeds such re-calculated final Purchase Price. Except as otherwise provided herein, any payment of the Post-Closing Adjustment, together with interest calculated as set forth below, shall (A) be due within 20 Business Days of acceptance of the Final Closing Balance Sheet and the Final Closing Statement and (B) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Seller, as the case may be. Any payment made pursuant to this Section 2.4 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as otherwise indicated on the Disclosure Schedules hereto, Seller represents and warrants to Buyer that the statements set forth in this Article III are true and correct as of the date hereof:

3.1 Organization and Related Matters; Shares.

(a) Each of Seller and the Company is a corporation, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Seller has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The Company has all necessary corporate power and authority to own its properties and assets and to carry on its business as now conducted. The Company is duly qualified to do business in all jurisdictions in which the nature of the Business requires each such entity to be so qualified, except where the failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the Company, its Subsidiaries or the Business.

(b) Seller owns, beneficially and of record, all of the issued and outstanding Shares. Other than the Shares, there are no outstanding Equity Interests of the Company. The Shares are owned by Seller free and clear of all Liens. The number of issued and outstanding Shares of the Company is set forth on Schedule 3.1(b). All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable and were issued in compliance with applicable Laws. Except as contemplated hereby, there are no outstanding Contracts or other rights to subscribe for or purchase, or Contracts or other obligations to issue or grant any rights to acquire, any Equity Interests of the Company. Except as contemplated hereby, there are no outstanding Contracts of Seller or the Company to repurchase, redeem or otherwise acquire, or affecting the voting rights of, or requiring the registration for sale of, any Equity Interests of the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no preemptive rights in respect of any Equity Interests of the Company. None of the Shares were issued in violation of any agreement, arrangement or commitment to which Seller or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(c) Schedule 3.1(c) lists each of the Subsidiaries of the Company. All of the issued and outstanding Equity Interests of each Subsidiary of the Company are owned directly by the Company and there are no outstanding Equity Interests of such Subsidiaries other than as set forth on Schedule 3.1(c) (such shares, the “Subsidiary Shares”). The Subsidiary Shares comprise the entire issued share capital of the respective Subsidiaries and are owned by the Company free and clear of all Liens. All of the Subsidiary Shares have been duly authorized, are validly issued and fully paid or credited as fully paid. Upon consummation of the transactions contemplated by this Agreement, the Company shall continue to own all of the Subsidiary Shares, free and clear of all Liens (except for Liens that may be created by Buyer). Except as contemplated hereby, there are no outstanding Contracts or other rights to subscribe for or purchase, or Contracts or other obligations to issue or grant any rights to acquire, any Equity Interests of any Subsidiary of the Company. Except as contemplated hereby, there are no outstanding Contracts of Seller, the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or affecting the voting rights of, or requiring the registration for sale of, any Equity Interests of any of the Subsidiaries. None of the Company’s Subsidiaries has any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights. There are no preemptive rights in respect of any Equity Interests of the

Company’s Subsidiaries. All of the Subsidiary Shares were issued in compliance with applicable Laws. None of the Subsidiary Shares were issued in violation of any agreement, arrangement or commitment to which Seller, the Company or any Subsidiary of the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Subsidiary of the Company has all necessary entity power and authority to own its properties and assets and to carry on its business as now conducted and is duly qualified to do business in all jurisdictions in which the nature of its business requires it to be so qualified, except where the failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the Company and its Subsidiaries, taken as a whole.

(d) Seller has delivered to Buyer true and complete copies of the Organizational Documents of the Company and each of its Subsidiaries, as currently in effect, and none of the Company nor any of its Subsidiaries is in violation of any provision of its respective Organizational Documents.

3.2 Financial Statements; Changes.

(a) Financial Statements. Seller has delivered to Buyer true and complete copies of the Company Financial Statements. The Company Financial Statements were prepared in accordance with the Accounting Principles and present fairly the financial condition of the Company and its Subsidiaries as of the respective dates that they were prepared and the results of operations of the Business for the periods stated, except that the Company Statements are subject to the absence of footnote disclosures.

(b) Certain Changes. Except as set forth on Schedule 3.2(b)(i) and in connection with the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (which agreement is being amended and restated as of the Closing), from the date of the Most Recent Balance Sheet to the date hereof, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company or any of its Subsidiaries, any:

(i) event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii) amendment of the charter, by-laws or other organizational documents of the Company or its Subsidiaries;

(iii) split, combination or reclassification of any shares of its capital stock;

(iv) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(v) material change in any method of accounting or any material accounting practice of the Company or any of its Subsidiaries, except as required by GAAP or as disclosed in the notes to the Company Financial Statements;

(vi) material change in the Company’s or any of its Subsidiaries cash management practices and its policies and practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable inventory control, prepayment of expenses, payment of trade accounts payable, accrual of expenses, deferral of revenue and acceptance of customer deposits;

(vii) incurrence, assumption or guarantee of any Indebtedness except unsecured current obligations, Liabilities incurred in the ordinary course of business consistent with past practice and Indebtedness to be paid off prior to or concurrently with Closing;

(viii) transfer, assignment, sale or other disposition of any assets outside of the ordinary course of business consistent with past practices;

(ix) transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Company Intellectual Property or Company IP Agreements;

(x) damage, destruction or loss (whether or not covered by insurance) to its property with a value in excess of $125,000;

(xi) any material or unbudgeted (i.e., not provided for in the budget attached hereto as Schedule 3.2(b)(xi)) capital investment or lease of assets or any material loan to any Person;

(xii) acceleration, termination, material modification to or cancellation of any material Contract (including, but not limited to, any Material Contract) to which the Company or its Subsidiaries is a party or by which any of them is bound;

(xiii) (i) grant of any material or unbudgeted (i.e., not provided for in the budget attached here to as Schedule 3.2(b)(xiii)) bonuses or material increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or policies, as required by applicable Law or in the ordinary course consistent with past practice, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $125,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant, other than as required by applicable Law or in the ordinary course consistent with past practice;

(xiv) hiring or promoting any person outside the ordinary course of business except to fill a vacancy in the ordinary course of business;

(xv) adoption, modification or termination of any: (x) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (y) Employee Plan or Non-US Plan or (z) collective bargaining or other agreement with a union;

(xvi) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(xvii) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xviii) acquisition by merger or consolidation with, or by purchase of all or substantially all of the assets or stock of any business of an unrelated Person or any division thereof;

(xix) action by the Company or its Subsidiaries to make, change or rescind any material Tax election or materially amend any Tax Return or take any position on any Tax Return that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer in respect of any Post-Closing Tax Period, in each case, other than as required by applicable Law; or

(xx) any Contract to do any of the foregoing, or any commitment or action that would result in any of the foregoing.

(c) Undisclosed Liabilities. Except as set forth on Schedule 3.2(c) and other than obligations under the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (which agreement is being amended and restated as of the Closing), none of the Company or any of its Subsidiaries has incurred any liabilities that would be required in accordance with Accounting Principles to be disclosed in the Company Financial Statements or in the Company Interim Financial Statements, except for Liabilities that (i) are reflected (or reserved against) in the Company Financial Statements as of October 31, 2016 or the Company Interim Financial Statements as of November 30, 2016, (ii) were incurred after October 31, 2016 or November 30, 2016, as the case maybe, in the ordinary course of business or (iii) have been discharged or paid in full or will be discharged or paid consistent with past practice. Except as set forth on Schedule 3.2(c), to the Knowledge of Seller, the Company and its Subsidiaries have not incurred any contingent or unliquidated liability that is more than $175,000 that is not reflected in the Company’s Financial Statements or in the Company Interim Financial Statement.

(d) Indebtedness. Other than the amounts outstanding under the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (which agreement is being amended and restated as of the Closing), neither the Company or any of its Subsidiaries shall any Indebtedness, other than, if any, Indebtedness created by the Buyer.

3.3 Tax Matters.

(a) The Company and its Subsidiaries have timely filed (within any applicable extension periods) with the appropriate Governmental Entities all material Tax Returns required to be filed on or prior to the date hereof (taking into account any extensions), and has timely paid all material Taxes required to be paid on or prior to the date hereof (taking into account any extensions). All such Tax Returns were correct and complete in all material respects and accurately reflected all Liability for material Taxes for the periods covered thereby. The Company and its Subsidiaries have established reserves in accordance with GAAP that are adequate for the payment of all Taxes not yet due and payable.

(b) Neither the Company nor any Subsidiary has received written notice of any claim made by any Governmental Entity in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) There are no material Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(d) The Company and each Subsidiary has withheld and paid when due all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party.

(e) There is no pending dispute, audit or claim concerning any Tax Liability of the Company or any Subsidiary. The Company and each Subsidiary has previously provided to Buyer correct copies of all Tax returns filed by the Company and each Subsidiary for taxable periods ended on or after October 31, 2016. There are no examination reports or open or unpaid statements of deficiencies assessed against or agreed to by the Company or any Subsidiary for such taxable periods.

(f) The Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code or would give rise to a penalty under Section 6662(i) of the Code. None of the Company or any Subsidiary has filed a consent under Section 341(f) of the Code concerning collapsible corporations. None of the Company or any Subsidiary has any Liability for Taxes owed by any Person (other than the Company or a Subsidiary or with respect to any consolidated, combined, unitary, affiliated or similar Tax group that includes the Company or any of its Subsidiaries), as a transferee, assignee or other successor or pursuant to a contract (other than any contract not primarily related to Taxes). None of the Company or any Subsidiary has agreed to or is required to make any adjustment under Section 481 of the Code (or any comparable provision of state, local or foreign law) by reason of a change in accounting methods or otherwise.

(g) Except as set forth on Schedule 3.3, no extension or waiver of the statute of limitations has been granted for any material Tax Returns reflecting the income of the Company or any of its Subsidiaries, which (after giving effect to such extension or waiver) has not yet expired. Except as set forth on Schedule 3.3, all statutes of limitation in respect of Taxes for years prior to 2003 have expired.

(h) None of the Company or any Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i) None of the Company or any Subsidiary has participated in any transaction required to be disclosed pursuant to Treasury Regulations Section 1.6011-4. None of the Company or any Subsidiary has acted as a tax shelter organizer for the purposes of Code Section 6111 and Section 6112. Except as disclosed on Schedule 3.3, none of the Company or any Subsidiary has invested in transactions requiring registration under Code Section 6111 or requiring list maintenance under Section 6112.

3.4 Material Contracts.

(a) Schedule 3.4(a) contains a true and complete list, as of the date hereof, of each Contract (other than an Employee Plan and the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company) currently in effect (each of which shall be deemed a “Material Contract”) to which the Company or its Subsidiaries (or, if related to the Business, its Affiliates) is a party:

(i) (A) that involves payment or other obligations due to be paid by the Company or its Subsidiaries (or, if related to the Business, its Affiliates) aggregating more than $125,000 (one hundred twenty five thousand dollars) with respect to the fiscal year ending October 30, 2016 (other than Employee Plans) or (B) that, by its terms, involves a mandatory minimum payment due to be paid by the Company or its Subsidiaries (or, if related to the Business, its Affiliates) aggregating more than $125,000 (one hundred twenty five thousand dollars) per annum during the term of such Contract, with such amount, in each case, due to be paid irrespective of the amount of services or supplies received or requested under such Contract or other considerations under such Contract not determinable until the terms of such Contract have been performed;

(ii) that involves the sale of goods or services with one of the ten (10) largest customers of the Company and its Subsidiaries, which Contracts collectively accounted for eighty percent (80%) or more of the gross revenue of the Business for the first three (3) quarters of the fiscal year ending October 30, 2016;

(iii) that creates a partnership, limited liability company or joint venture;

(iv) that is a Contract that restricts the Company or its Subsidiaries from entering or conducting any line of business in any location at any time; or

(v) that is a lease, sublease or license pursuant to which the Company or any Subsidiary leases, subleases or licenses any Leased Real Property (the “Real Property Leases”);

(vi) that requires the Company or any Subsidiary to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(vii) that has, as its primary purpose, the provision of indemnification by the Company or any Subsidiary to any Person or the assumption of any Tax, environmental or other material Liability of any Person;

(viii) that relates to the acquisition or disposition of any business, all or substantially all of the stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(ix) that relates to services provided by a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising;

(x) that relates to the employment of any person or that relates to the engagement of any Person as an independent contractor or consultant performing material services on behalf of the Company which are not cancellable without material penalty or without more than 90 days’ notice;

(xi) that is with any Governmental Entity (“Government Contracts”);

(xii) that relates to Indebtedness of the Company or its Subsidiaries (except for Contracts relating to trade receivables); or

(xiii) that involves a collective bargaining agreements or is with any union.

(b) Each of the Material Contracts is valid, binding, in full force and effect, and enforceable by the Company or the applicable Subsidiary or Affiliate of the Company party thereto in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally, and as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought. The Company or the applicable Subsidiary or Affiliate of the Company under each Material Contract has performed its obligations thereunder, and is not in default or breach under any such Material Contract. To the Knowledge of Seller, no other party to any Material Contract is in breach or default thereunder. Neither the Company or any of its Subsidiaries nor, to Seller’s Knowledge, any other party thereto has provided or received any notice of any intention to terminate or amend, any Material Contract. To the knowledge of Seller no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract that would result in a termination thereof or would cause or permit the acceleration of any material right or obligation or the loss of any material benefit thereunder. True and complete copies of the Material Contracts, including all amendments, waivers and modifications thereto have been made available to Buyer.

3.5 Real Property. None of the Company nor any of its Subsidiaries owns any real property. Schedule 3.5 contains a true and complete list, as of the date hereof, of all of the real property currently leased, subleased or licensed to the Company or its Subsidiaries (the

“Leased Real Property”). The Company or its Subsidiary, as applicable has a valid leasehold interest in or other right to use the Leased Real Property and such leasehold interests are free and clear of Liens except for Permitted Liens. True and complete copies of all documents constituting the Real Property Leases, including all amendments and modifications thereof and all Subordination, Non-Disturbance and Attornment Agreements executed in connection with the Real Property Leases, have been made available to Buyer, which documents are listed on Schedule 3.5. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property. The use and operation of the Leased Real Property in the conduct of the Business do not violate in any material respect any Law or material covenant, condition, restriction, easement, license, permit or Contract applicable thereto. There are no Actions pending nor, to the Seller’s Knowledge, threatened against or affecting the Leased Real Property or any portion thereof or Seller’s leasehold interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

3.6 Personal Property. The Company, its Subsidiaries and/or those Affiliates of the Company whose assets are contemplated to be conveyed pursuant to the Transaction Services Agreement have good title to, or an adequate leasehold interest or other right in, all tangible assets and properties that (a) are reflected on the Most Recent Balance Sheet or (b) were acquired since the date of the Most Recent Balance Sheet (collectively, the “Personal Property”), except in each case for assets and properties disposed of since the date of the Most Recent Balance Sheet in the ordinary course of business, consistent with past practice. The Personal Property is adequate personal property to allow the Business to be conducted by Buyer as conducted by Seller immediately prior to the Closing. The buildings, plants, structures, furniture, fixtures, machinery, equipment and vehicles constituting Personal Property of the Company and its Subsidiaries are in satisfactory operating condition and repair, ordinary wear and tear excepted.

3.7 Authorization; No Conflicts.

(a) The execution, delivery and performance by Seller of this Agreement have been duly and validly authorized by the Board of Directors of Seller and by all other necessary corporate action on the part of Seller. This Agreement constitutes, and the Ancillary Agreements to which Seller is a party will constitute upon the execution thereof by each applicable contemplated party thereto, the legally valid and binding obligation of Seller enforceable against Seller in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally, and as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.

(b) Except for the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (which agreement is being amended and restated as of the Closing) and the matters identified on Schedule 3.7, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements will not

(i) violate, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under the Organizational Documents of Seller, (ii) result in the imposition of any Lien against any assets or properties of the Company or any Subsidiary thereof other than Permitted Liens, (iii) result in a breach of, or default under (or give rise to a right of termination, cancellation, modification or acceleration) any Material Contract or (iv) require any Approvals or notice to be obtained or given to any Person.

3.8 Actions. There is no Order or Action pending or, to the Knowledge of Seller, threatened, against Seller, the Company or any of the Company’s Subsidiaries, or against the assets or properties of the Company or any of its Subsidiaries, that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.8, there are no pending or, to the Knowledge of Seller, threatened Actions or Orders in which the Company or any Subsidiary thereof is a party or against the Seller or Affiliate thereof which directly affect the Company or any of its Subsidiaries or which directly affect the properties or assets of the Company or any of its Subsidiaries, except for any such Actions or Orders which are not material to the Business. Except as set forth on Schedule 3.8, neither Seller nor any of its Affiliates have any claims or causes of action against the Company’s or its Subsidiaries’ officers or directors.

3.9 Compliance with Law. Except as set forth on Schedule 3.9, the Company and its Subsidiaries have, during the three-year period immediately preceding the date of this Agreement, complied and are, as of the date of this Agreement, in compliance with all Laws applicable to the Business, except for any failures to comply which are not material to the Business. It is the intent of the Parties that this representation and warranty is not applicable to matters relating to (i) Taxes, (ii) employee benefit or labor and employment matters, or (iii) environmental matters, which are the subject of Sections 3.3, 3.10 and 3.11, respectively.

3.10 Employees and Employee Benefit Matters.

(a) Employees.

(i) Schedule 3.10(a) contains a list of all persons who are employees, independent contractors or consultants of the Company and its Subsidiaries as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; (vi) a description of the fringe benefits provided to each such individual as of the date hereof and (vii) whether such person is employed or engaged pursuant to a written agreement. As of the date hereof, all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of the Company or its Subsidiaries for services performed on or prior to the date hereof have been paid in full (or accrued in full on the balance sheet contained in the Final Closing Balance Sheet, except with respect to any payment period that began prior to the Closing Date and will conclude following the Closing Date) and, except as set forth on Schedule 3.4 (Material Contracts), there are no outstanding agreements, understandings or commitments of the Company or any of its Subsidiaries with respect to any compensation, commissions or bonuses.

(ii) The Company and its Subsidiaries are in compliance with all applicable Laws relating to employment, including applicable Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, classification, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance, except for such violations which would not reasonably be expected to result in a material Liability to the Company. There are no Actions against the Company or any of its Subsidiaries pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company or its Subsidiaries, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.

(iii) No collective bargaining agreement is currently in place or being negotiated by the Company, any of its Subsidiaries or any Employees in respect of the Business.

(iv) There are no pending or, to the Knowledge of Seller, threatened union organizing activities involving the Employees. There is no labor strike, dispute, work slowdown or stoppage pending or, to the Knowledge of Seller, threatened against the Company or any Subsidiary thereof.

(v) Neither the Company nor its Subsidiaries is engaged in any unfair labor practice and no unfair practice complaint, grievance or arbitration proceeding is pending or, to the Seller’s Knowledge, threatened against the Company and its Subsidiaries

(b) Employee Plans.

(i) Schedule 3.10(b)(i) lists all Employee Plans and Non-US Plans. The Company has furnished or made available to Buyer true, correct and complete copies of all the Employee Plans and Non-US Plans, as amended to the date hereof, and of all related funding documents.

(ii) All contributions or premiums required to be paid by the Company and its Subsidiaries under the terms of each Employee Plan and Non-US Plan have timely been made in accordance with the terms thereof.

(iii) Each Employee Plan has been established and maintained in compliance with its terms and the requirements of all applicable Laws (including ERISA and the Code), except as would not reasonably be expected to result in material Liability to the Company. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) with respect to its qualified status under Section 401(a) of the Code or has pending or has time remaining in which to file an application for such determination from the IRS (or the Company and its Subsidiaries are entitled to rely on a favorable opinion or advisory letter issued by the IRS in accordance with respect to the qualified status of the plan document), and, to the Knowledge of Seller, there is no fact or circumstance that exists that would, individually or in the aggregate, reasonably be likely to give rise to the revocation of such qualified status.

(iv) No event has occurred and no condition exists that would, individually or in the aggregate, reasonably be likely to subject the Company or any of its Subsidiaries to any fine, lien, or penalty imposed by ERISA or the Code in respect of any Employee Plan.

(v) Neither the Company nor any ERISA Affiliate maintains or contributes to or has within the past six complete calendar years maintained or contributed to, or been required to contribute to, an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA, is a “Multiemployer Plan” or is a multiple employer plan (within the meaning of Section 4063 of ERISA or Section 413(c) of the Code) or, except as would not, individually or in the aggregate, reasonably be likely to have a materially adverse effect on the Company, its Subsidiaries or the Business, has any liability, directly or indirectly, with respect to such plans. Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or local law or as is reflected on the Financial Statements, neither the Company nor any ERISA Affiliate is obligated to provide any retiree health or life insurance benefits to any employee or former employees of the Company or any of its Subsidiaries.

(vi) Excluding claims for benefits under any Employee Plan or Non-US Plan and except as would not, individually or in the aggregate, reasonably be likely to have a materially adverse effect on the Company, its Subsidiaries or the Business, (A) there is no action, suit, audit or claim or, to the Knowledge of the Seller, proceeding or investigation pending against or involving or, to the Knowledge of the Seller, threatened against or involving any Employee Plan or Non-US Plan before any court or arbitrator or any Governmental Entity, or federal, state or local official that would, individually or in the aggregate, reasonably be likely to subject the Company or any of its Subsidiaries to a material liability, except those first arising after the date hereof in the ordinary course of business and (B) to the Knowledge of the Seller, there are no facts or circumstances existing that would, individually or in the aggregate, reasonably be likely to give rise to such actions, suits, audits, claims or proceedings.

(vii) There has been no amendment to or announcement by, the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan or Non-US Plan that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(viii) Neither the execution of this Agreement nor the consummation of the transaction contemplated hereby will (whether alone or in connection with any other event(s)): (A) entitle any employee of the Company or any of its Subsidiaries to severance pay or any increase in severance pay (or other compensation or benefits) upon any termination of employment; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any Employee compensation or benefits under, or increase the amount payable pursuant to, any of the Employee Plans or Non-US Plans; (C) limit or restrict the right of the Company or any of its Subsidiaries or, after the consummation of the transaction, Buyer or any of its Subsidiaries, to merge, amend or terminate any of the Employee Plans or Non-US Plans (other than solely pursuant to applicable Law); or (D) result in payments under any of the Employee Plans in effect as of immediately prior to the Closing that would not be deductible under Section 280G of the Code.

(ix) No Employee Plan provides any person with any amount of additional compensation if such individual is provided amounts subject to excise or additional taxes imposed under Sections 409A or 4999 of the Code.

(x) Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in documentary compliance in all material respects with Section 409A of the Code and the guidance provided thereunder and has been operated and administered in compliance in all material respects with Section 409A of the Code and the guidance provided thereunder.

(xi) Each Non-U.S. Plan has been maintained in compliance in all material respects with its terms and the requirements of any and all applicable Laws and has been maintained, where required, in good standing with applicable regulatory authorities.

3.11 No Brokers or Finders. Except for the fees and commissions payable to Stifel, Nicolaus and Company, Incorporated, which will be the sole responsibility of Seller, no agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Seller or any of its Affiliates in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any broker’s or finder’s or similar fee or other commission arising in connection with this Agreement.

3.12 Permits. The Company and its Subsidiaries hold all material Permits that are required by any Governmental Entity to conduct the Business as now conducted and all such material Permits are valid and in full force and effect, except for any such Permits which are not material to the Business. All fees and charges with respect to such Permits as of the date hereof have been paid in full. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or material limitation of any such Permit.

3.13 Intellectual Property.

(a) Schedule 3.13 lists (i) all Company IP Registrations, and (ii) Company Intellectual Property, including software, that are not registered but that are material to the Business. All such Company Intellectual Property is valid and enforceable to the Knowledge of Seller. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars.

(b) Schedule 3.13 lists all Company IP Agreements that are material to the Business. Seller has provided Buyer with true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder, except for off-the-shelf software licenses that have not been modified or customized for the Company or any of its Subsidiaries. Each Company IP Agreement is valid and binding on the Company or its Subsidiaries in accordance with its terms and, to the Knowledge of Seller, is in full force and effect. Except as set forth on Schedule 3.13, neither the Company and, to the Knowledge of Seller, any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under) of any Company IP Agreement in a manner reasonably likely to result in material liability. The Company has not provided or received any written notice of breach or default of or any intention to terminate, any Company IP Agreement.

(c) The Company or its Subsidiary, as applicable, is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company Intellectual Property. To the Knowledge of Seller, the Company or its Subsidiaries have the valid right to use all other Intellectual Property used in or necessary for the conduct of the Business, free and clear of all Liens other than Permitted Liens.

(d) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements.

(e) To the Knowledge of Seller, the conduct of the Business as currently and formerly conducted, and the products, processes and services of the Company and its Subsidiaries, have not infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any Person. To the Knowledge of Seller, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(f) There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any interference, dilution, infringement, misappropriation or violation by the Company or any of its Subsidiaries of (including any claim that the Company or any of its Subsidiaries must license or refrain from using) any Intellectual Property of a third party; (ii) challenging the validity, enforceability, registrability or ownership of any Company

Intellectual Property or the Company’s and its Subsidiaries’ rights with respect to any Company Intellectual Property; or (iii) by the Company, any of its Subsidiaries or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property.

(g) Neither the Company nor any of its Subsidiaries is subject to any outstanding or prospective Order (including any motion or petition therefor) that does or would restrict or impair the use of any Company Intellectual Property in any jurisdiction where the Company or its Subsidiaries carry on the Business.

(h) To the Knowledge of Seller, no third party has infringed or misappropriated any Intellectual Property that is, as of the date hereof, licensed by the Company or any Subsidiary. To the Knowledge of Seller, no third party has used any trademarks or service marks in any manner that is likely to cause confusion with or dilution of the trademarks and service marks used in the operation of the Business.

3.14 Environmental.

(a) The Company and its Subsidiaries are, and have been during the three (3)–year period immediately preceding the date hereof, in material compliance with all applicable Environmental Laws, except for any failures to comply which are not material to the Business.

(b) The Company and its Subsidiaries are not subject to any outstanding order, consent, decree, claim, action or written notice from any Governmental Entity or third party regarding any actual or alleged violation of, or any liabilities or potential liabilities under, Environmental Laws or related to the presence or release of any Hazardous Substance, except for any orders, consents, decrees, claims, actions or notices which are not material to the Business, the Company or its Subsidiaries.

(c) To the Knowledge of the Seller, there are no Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or operated by the Company or its Subsidiaries in quantities above those allowed by applicable Environmental Laws and for which the Company or its Subsidiaries is or may be responsible, except to the extent not material to the Business, the Company or its Subsidiaries.

(d) To the Knowledge of the Seller, neither the Company nor its Subsidiaries has expressly provided any indemnity for any known liability of any other person under any Environmental Laws, except for any indemnities which are not material to the Business, the Company or its Subsidiaries.

(e) To the Knowledge of the Seller, there are no underground storage tanks or related piping for which the Company or its Subsidiaries is responsible at any Leased Real Property.

(f) To the Knowledge of Seller, the Company and its Subsidiaries do not have any environmental reports, studies, assessments or audits relating to environmental matters with respect to the Leased Real Property.

3.15 Insurance. Schedule 3.15 sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates (including the Company and its Subsidiaries), in each case, which provide coverage directly to the Business, relating to the employees, officers and directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Buyer. Such Insurance Policies are in effect, it being acknowledged that, as of immediately following the Closing, the Company and its Subsidiaries shall not be covered by such Insurance Policies for any claims arising at or following the Closing. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. There are no outstanding material claims related to the Business pending under any such Insurance Policies as to which coverage has been denied or in respect of which there is an outstanding reservation of rights. The Insurance Policies applicable to the Company are, to the Knowledge of Seller, of the type and in the amounts customarily carried by Persons conducting a business similar to the Business.

3.16 Intercompany Obligations and Contracts. As of the Closing Date, except as set forth on Schedule 3.16, there are no Intercompany Obligations or Contracts by and between the Company and its Subsidiaries, on the one hand, and any Seller or any Affiliate of any Seller (other than the Company or any Subsidiary thereof), on the other hand.

3.17 Books and Records. At the Closing, all of the minute books, registers and stock record books maintained by the Company and its Subsidiaries will be in the possession of the Company and the applicable Subsidiaries.

3.18 Accounts Receivable. Except as set forth on Schedule 3.18, the accounts receivable reflected on the Company Interim Financial Statements and the accounts receivable arising after the date thereof (a) have, in all material respects, arisen from bona fide transactions entered into by the Company or its Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice and (b) constitute, in all material respects, valid claims of the Company, a Subsidiary thereof or an Affiliate thereof that is subject to Article 5 of the Transition Services Agreement. The reserve for bad debts shown on the Company Interim Financial Statements or, with respect to accounts receivable arising after November 30, 2016, on the accounting records of the Company and its Subsidiaries have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

3.19 Customers and Suppliers.

(a) Schedule 3.19(a) sets forth (i) each customer who has paid aggregate consideration to the Company or its Subsidiaries for goods or services rendered in an amount greater than or equal to $125,000 for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Schedule 3.19(a), neither the Company nor any of its Subsidiaries has received any notice that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company or the applicable Subsidiary.

(b) Schedule 3.19(b) sets forth (i) each supplier to whom the Company or any Subsidiary has paid consideration for goods or services rendered in an amount greater than or equal to $125,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth on Schedule 3.19(b), neither the Company nor any of its Subsidiaries has received any notice that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company or its Subsidiaries.

3.20 Inventory. All material inventory, whether or not reflected in the Company Financial Statements, consists of a quality that is, in all material respects, usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All inventory is owned by the Company and its Subsidiaries free and clear of all Liens (other than Permitted Liens), and no inventory is held on a consignment basis.

3.21 Business Continuity. Immediately following the consummation of the transactions contemplated by this Agreement and the Transition Services Agreement, Buyer shall own or have access to those assets and services required to allow the Business to be conducted by Buyer in all material respects as conducted by the Company immediately prior to the Closing, except to the extent resulting from an action or omission of Buyer (e.g., a sale or disposition of an asset).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as otherwise indicated on the Disclosure Schedules hereto, Buyer represents and warrants to Seller that the statements set forth in this Article IV are true and correct as of the date hereof:

4.1 Organization and Related Matters. Buyer is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Buyer has the necessary corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements. Buyer has all necessary corporate power and authority to carry on its business as now being conducted.

4.2 Authorization; No Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer have been duly and validly authorized by the Managing Member of Buyer and by all other necessary limited liability company action on the part of Buyer. No approval of Buyer’s holders of Equity Interests is required for Buyer to execute and deliver this Agreement or any Ancillary Agreement, or to perform the transactions contemplated by this Agreement or any Ancillary Agreement. This Agreement constitutes, and the Ancillary Agreements will constitute upon the execution thereof by each applicable contemplated party thereto, the legally valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally, and as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer will not (i) violate, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under the Organizational Documents of Buyer, (ii) result in a breach of, or default under (or give rise to a right of termination, cancellation, modification or acceleration) any material Contract to which Buyer is a party, or (iii) require any Approvals to be obtained, except in the case of the foregoing (ii) and (iii) for any such breaches, default or Approvals which have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer’s ability to perform its obligations under this Agreement.

4.3 Actions. There is no Order or Action pending or, to the Knowledge of Buyer, threatened against or affecting Buyer, in each case, which could adversely affect Buyer’s performance under this Agreement or any Ancillary Agreement or that seeks to delay or prevent the transactions contemplated by this Agreement or any Ancillary Agreement.

4.4 Compliance with Law. Buyer is in compliance with all Laws applicable to its business, except for violations which have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer’s ability to perform its obligations under this Agreement. No action has been taken by Buyer or, as applicable, any manager, member, director, officer, agent, employee or any Affiliate thereof, directly or indirectly, that would result in a violation by any such Person(s) of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and Buyer and, as applicable, each manager, member, director, officer, agent, employee and Affiliate thereof, has conducted its business in compliance with the FCPA.

4.5 No Brokers or Finders. No agent, broker, finder or investment or commercial banker, or other Person or firms engaged by or acting on behalf of Buyer or its Affiliates in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any broker’s or finder’s or similar fees or other commissions arising in connection with this Agreement or the transactions contemplated by this Agreement.

4.6 Investment Representation. Buyer is aware that the Shares are not registered under the Securities Act. Buyer is an “accredited investor” as defined under the Securities Act and possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investments hereunder. Buyer is acquiring the Shares from Seller for its own account as principal, for investment purposes only and not with a view to the distribution thereof. Buyer agrees that the Shares will not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification by a prospectus filed in accordance with applicable Law, except pursuant to a valid exemption from the requirement to file a prospectus under the applicable Law.

ARTICLE V

[RESERVED]

ARTICLE VI

CONTINUING COVENANTS

6.1 Cooperation; Books and Records.

(a) In order to facilitate the resolution of any claims made by or against or incurred or initiated by Seller prior to or in respect of the period preceding the Closing, and for various other purposes, for a period of six years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Company and its Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company and its Subsidiaries; and

(ii) upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VIII. At and after the expiration of the period set forth in clause (a) above, if Seller or any of its Affiliates has previously requested in writing that such books and records be preserved, Buyer shall either preserve such books and records and other documents for such reasonable period as may be requested by Seller or any of its Affiliates or transfer such books and records to Seller or its designated Affiliate.

In addition, for a period of two years following the Closing, Buyer shall, at the sole cost and expense of Seller, reasonably cooperate with Seller with respect to the foregoing, including by providing Seller, following reasonable notice, with reasonable access during normal business hours to the Company’s and its Subsidiaries’ personnel, employees and agents (including in connection with activities performed with respect to Section 2.4).

(b) In order to facilitate the resolution of any claims made by or against or incurred or initiated by Buyer or the Company or any of its Subsidiaries after or in respect of the period following the Closing, and for various other purposes, for a period of six years following the Closing, Seller shall:

(i) retain the books and records (including personnel files) of Seller which relate to the Company or its Subsidiaries and their respective operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VIII. At and after the expiration of the period set forth in clause (b) above, if Buyer has previously requested in writing that such books and records be preserved, Seller shall, at the sole cost and expense of Buyer, either preserve such books and records and other documents for such reasonable period as may be requested by Buyer or transfer such books and records to Buyer.

In addition, for a period of two years following the Closing, Seller shall reasonably cooperate with Buyer with respect to the foregoing, including by providing Buyer, following reasonable notice, with reasonable access during normal business hours to the Seller’s personnel, employees and agents.

(c) Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.1 where such access would violate any Law. Except as provided in Section 13.20, Seller and Buyer acknowledge and agree that the attorney-client, work product and other legal privileges that may exist with respect to the Company or any Subsidiary thereof shall, from and after the Closing Date, be deemed to be joint privileges of Seller and Buyer, and neither Seller nor Buyer shall knowingly waive any such privilege without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.2 Acknowledgment of Limitation of Warranties.

(a)Buyer hereby acknowledges that it:

(i)is an informed and sophisticated participant in the transactions contemplated by this Agreement;

(ii)has conducted a thorough review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and its Subsidiaries; and

(iii) has been provided access to the personnel, properties, premises and records of the Company and the Company’s Subsidiaries that it considered sufficient for purposes of enabling it to give this acknowledgement and execute this Agreement.

(b) Accordingly, Buyer hereby agrees that except as expressly set forth in Article III of this Agreement, the Shares, the Business and the assets and liabilities of the Company and its Subsidiaries are transferred “AS IS,” “WHERE IS” AND, SUBJECT ONLY TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND, TO THIS EXTENT APPLICABLE, THE ANCILLARY AGREEMENTS, AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION AS TO:

(i) CONDITION, VALUE, MERCHANTABILITY OR FITNESS OR SUITABILITY FOR ANY SPECIFIC PURPOSE AS TO ANY OF THE ASSETS OR PROPERTIES OF THE COMPANY AND ITS SUBSIDIARIES;

(ii) THE OPERATION OF THE BUSINESS BY BUYER AFTER THE CLOSING IN ANY MANNER;

(iii) THE PROBABLE SUCCESS OR PROFITABILITY OF THE OWNERSHIP, USE OR OPERATION OF THE BUSINESS OR ASSETS OF THE COMPANY AND ITS SUBSIDIARIES BY BUYER AFTER THE CLOSING; OR

(iv) ANY OTHER ACTUAL OR PURPORTED REPRESENTATIONS OR WARRANTIES OF ANY KIND OR DESCRIPTION OR RESULTING FROM THE DISTRIBUTION TO BUYER, OR BUYER’S USE OF, ANY INFORMATION, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM DISTRIBUTED BY STIFEL, NICOLAUS AND COMPANY, INCORPORATED, THAT CERTAIN MAINTECH FINANCIAL DUE DILIGENCE REPORT WITH RESPECT TO THE COMPANY AND ITS SUBSIDIARIES, DATED AS OF OCTOBER 12, 2015, ISSUED BY GRANT THORNTON LLP OR ANY OTHER INFORMATION, PROJECTIONS, DOCUMENTS OR MATERIALS OF ANY KIND OR DESCRIPTION MADE AVAILABLE TO BUYER AT ANY TIME IN ANY “DATA ROOMS” MANAGEMENT PRESENTATIONS, “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED BY OR ON BEHALF OF BUYER, WHETHER ORALLY OR IN WRITING, OR IN ANY OTHER FORM IN EXPECTATION OR FURTHERANCE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.3 Insurance Matters.

(a) Buyer acknowledges and agrees that, from and after the Closing, where applicable, (i) Seller or its Affiliates will terminate coverage of the Company and its Subsidiaries under any and all insurance policies (including property/casualty and workers’ compensation policies) maintained immediately prior to the Closing by Seller or any of its

Affiliates (other than the Company and its Subsidiaries) (collectively, “Seller’s Insurance Policies”), (ii) none of the Company, its Subsidiaries, the Business nor any Covered Person will be covered under Seller’s Insurance Policies for any actions, omissions or events occurring after the Closing, (iii) Buyer shall become solely responsible for procuring, maintaining and paying for all insurance policies with respect to the Company, its Subsidiaries, the Business and the Covered Persons except as set forth below and (iv) Seller and its Affiliates (other than the Company and its Subsidiaries) shall retain all right, title and interest in and to Seller’s Insurance Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof.

(b) Notwithstanding clause (a) above:

(i) Seller acknowledges and agrees that Seller shall (x) maintain a directors and officers liability insurance policy (the “D&O Insurance Policy”), with prior acts coverage, for the benefit of the directors and officers of the Company and its Subsidiaries who were acting in such capacities prior to the Closing Date (the “Outgoing D&Os”) for any acts and omissions which are, by the terms of such D&O Insurance Policy, covered by such policy, (y) continue the coverage of the Outgoing D&Os under the D&O Insurance policy for at least 6 years following the Closing Date and (z) the insurance coverage applicable to the Outgoing D&Os shall be on the same terms and conditions that apply to the then-serving officers and directors of Volt and its Subsidiaries; and

(ii) to the extent that any (A) Outgoing D&O brings a claim against the Company or any of its Subsidiaries for indemnification relating to acts or omissions of the Outgoing D&O or (B) third party brings a claim against the Company or any of its Subsidiaries for acts or omissions of any Outgoing D&O, in each case, (x) that occurred prior to the Closing Date, (y) which is covered by the D&O Insurance and (z) is made on or before the 6th anniversary of the applicable underlying acts or omissions of the Outgoing D&O giving rise to the claim (each such claim, a “D&O Claim”), Buyer shall provide prompt written notice to Volt after receiving notice from any Outgoing D&O of any D&O Claim or suffering a loss that gives rise to a D&O Claim and Volt shall promptly file such D&O Claim against the insurer and Volt shall indemnify Buyer for any Losses incurred with respect to any D&O Claim up to an aggregate amount capped at the amount actually recovered by Volt under such D&O Insurance Policy in respect of such D&O Claim, after deduction of all insurance deductibles, costs and expenses associated with filing and pursuing such claim and recovering such insurance proceeds (the “Recovery Amount”). Volt shall use commercially reasonable efforts in good faith to pursue the D&O Claim against the insurer, in consultation with Buyer and the Company. Volt shall provide Buyer with all information regarding the D&O Claim as Buyer and the Company shall reasonably request, and Buyer shall provide Volt with all information regarding the D&O Claim as Volt shall reasonably request. Volt shall not shall not enter into settlement of any D&O Claim without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of Buyer. Notwithstanding anything to the contrary herein, under no circumstances shall the indemnification obligations of Seller with respect to any D&O Claim under this Section 6.3(b)(ii) exceed the Recovery Amount with respect to such D&O Claim. If a D&O Claim is tendered by Seller to the insurer but coverage is denied in whole or in part under the D&O Insurance Policy, then upon the written request of Buyer, Seller shall provide to Buyer a summary of the relevant provisions of the applicable D&O Insurance Policy under which such coverage was denied or any applicable denial communication issued by the insurer and Seller shall have no obligation to indemnify Buyer under this Section 6.3(b)(ii) with respect to the portion of such D&O Claim for which coverage is denied unless such denial is reversed by the insurer. Any indemnification obligation of Seller under this Section 6.3(b)(ii) shall be satisfied by delivery, within 5 Business Days following receipt by Seller of funds from the insurer, of an amount equal to the Recovery Amount in immediately available funds by wire transfer to an account specified in writing by Buyer. The rights and obligations of the parties under this Section 6.3(b)(ii) are separate and distinct from any rights that the parties may have to indemnification under Article XII (it being understood and agreed to by the parties hereto that in no event shall either Buyer or any Buyer Indemnitee be entitled to recover more than once in respect of any Losses).

6.4 Directors’ and Officers’ Indemnification.

(a) The Organizational Documents of the Company and the Company’s Subsidiaries shall contain provisions no less favorable with respect to indemnification and exculpation than are set forth in such documents immediately prior to the Closing, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect all present or former directors and officers of the Company and the Company’s Subsidiaries (each, a “Covered Person”) relating to service prior to the Closing. Schedule 6.4 sets forth the name of each Covered Person. In the event that any claim for indemnification or advancement of expenses is asserted or made within such six (6)-year period, all rights to indemnification and advancement of expenses shall continue until such claim is disposed of or all Orders in connection with such claim are fully satisfied.

(b) The provisions of this Section 6.4 are expressly intended to benefit and be enforceable by the Covered Persons.

6.5 Non-Competition.

(a) From and after the Closing and until the fifth (5th) anniversary of the Closing Date, Seller shall not, and shall cause its Subsidiaries and Controlled Affiliates not to, directly or indirectly, (i) engage or invest in any business in competition with the Business as it was conducted immediately prior to the Closing (the “Restricted Business”) in the jurisdictions in which the Business operated immediately prior to the execution hereof (the “Restricted Territory”), (ii) have any interest in any Person that engages, directly or indirectly, in the Restricted Business in the Restricted Territory, as a partner, shareholder, member, employee, principal, agent, or consultant, or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company or its Subsidiaries and customers or suppliers of the Company or its Subsidiaries. Notwithstanding the foregoing, this Section 6.5(a) (A) shall not prohibit Seller or any of its Controlled Affiliates from (i) investing in or holding up to five percent (5%) of the outstanding Equity Interests of any Person that is engaged in competition with the Restricted Business so long as Seller is not a controlling person of, or a member of a group which controls, such Person, or (ii) conducting its own internal operations in areas in which Seller or its Controlled Affiliates (other than the Company and its Subsidiaries) operated immediately prior to the execution hereof, so long as such operations (x) are undertaken for the benefit of Seller or any Controlled Affiliates (other than the Company and its Subsidiaries) thereof, (y) are not provided to third parties and (z) are not operations or services of a nature supplied or to be supplied to Seller or its Controlled Affiliates by the Company or its Subsidiaries pursuant to the IT Master Services Agreement (which clause (z) shall apply for the term of the IT Master Services Agreement as renewed, extended, modified or otherwise supplemented). For purposes of this Section 6.5, “Controlled Affiliates” shall mean those Affiliates of Seller that are directly or indirectly controlled by Seller, provided that Volt and each of its Subsidiaries shall be deemed to be Controlled Affiliates. For the avoidance of doubt, the execution, delivery and performance of the Services Agreements in accordance with their terms shall not be a violation of this Section 6.5.

(b) Seller acknowledges that the restrictions contained in this Section 6.5 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.5 should be adjudicated during the term thereof to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall thereupon be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law that do not exceed the stated terms of such covenant contained herein. The covenants contained in this Section 6.5 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not, in and of itself, invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.6 Settlement of Intercompany Obligations. Seller shall cause all Intercompany Obligations payable to the Company or its Subsidiaries by Seller or any of Seller’s Affiliates (other than the Company and its Subsidiaries) outstanding prior to the Closing to be paid, satisfied, retired or otherwise settled effective as of immediately prior to the Closing within 45 days from Closing Date with no resulting economic benefit or detriment to the Company or its Subsidiaries. Seller shall cause all Intercompany Obligations payable by the Company or its Subsidiaries to Seller or any of Seller’s Affiliates (other than the Company and its Subsidiaries) outstanding prior to the Closing to be paid, satisfied, retired or otherwise settled effective as of immediately prior to the Closing with no resulting economic benefit or detriment to the Company or its Subsidiaries. Buyer shall reasonably cooperate with Seller in any actions taken by Seller necessary to accomplish such settlement of the Intercompany Obligations, and in no event shall Buyer, the Company or any of its Subsidiaries or Seller be required to make or receive any cash payment in connection with the payment, satisfaction, retirement or other settlement of Intercompany Obligations. Notwithstanding anything to the contrary herein and for the avoidance of doubt, Buyer shall not be entitled to recover more than once for any Losses sustained as a result of the settlement of Intercompany Obligations.

6.7 Certain Services Agreements. Recognizing the existing operational interdependencies between the Business, on the one hand, and Seller and its Affiliates, on the other hand, the Parties and certain of their respective Affiliates shall enter into, at the Closing, the IT Master Services Agreement, substantially in the form attached hereto as Exhibit B (the “IT Master Services Agreement”), the Transition Services Agreement, substantially in the form as attached hereto as Exhibit C (the “Transition Services Agreement” and, together with the IT Master Services Agreement, the “Services Agreements”).

6.8 [Reserved].

6.9 Confidentiality. From time to time in connection with the negotiation, preparation and performance of this Agreement, each Party hereto (as a “Disclosing Party”) has disclosed or made available to the other Party (as a “Receiving Party”) information, whether written or oral, about its business, products, markets, condition (financial or other), operations, assets, liabilities, results of operations, cash flows or prospects (the “Confidential Information”). From and after the Closing, each Receiving Party shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence the terms of this Agreement and any and all Confidential Information, except to the extent that such information (a) is or becomes generally available to or known by the public through no breach by such Receiving Party or any of its controlled Affiliates, (b) becomes available to such Receiving Party, any of its Affiliates or their respective Representatives on a non-confidential basis, from and after the Closing from sources which are not known to such Receiving Party to be prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (c) is independently developed by such Receiving Party or its employees without the benefit of any Confidential Information or (d) is generally made available to third parties by the Disclosing Party without restriction on disclosure. If a Receiving Party or any of its Affiliates or their respective Representatives are compelled to disclose any Confidential Information by judicial or administrative process or otherwise by Law or similar process, such Receiving Party shall, to the extent lawful and practicable, promptly notify the Disclosing Party in writing and shall disclose only that portion of such information which such Receiving Party is advised by its counsel is requested or required to be disclosed, provided that such Receiving Party shall, at the Disclosing Party’s sole cost and expense, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

6.10 WARN Act. Buyer and its Subsidiaries shall be responsible for, and shall indemnify Seller and its Affiliates against any Losses with respect to, (i) compliance with the Worker Adjustment and Retraining Notification Act of 1988 and any other applicable similar Law (collectively “WARN”) with respect to the Company Employees, including any requirement to provide for and discharge any and all notifications, benefits and liabilities to the Company Employees and governmental bodies that might be imposed as a result of the consummation of the transactions contemplated by this Agreement or otherwise, and (ii) all WARN liabilities that may become due to any employees who suffered an employment loss prior to the Closing Date (when aggregated with any post-Closing Date employment losses or otherwise). At the Closing, Seller will provide Buyer with a list of all employees terminated, and the reason for such termination, in the 90 days prior to the Closing.

6.11 Successors and Assigns. In the event Buyer or any of its successors and assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its assets to any Person, then, and in each case, proper provision shall be made so that such successors and assigns of Buyer honor the obligations of Buyer and its Affiliates set forth in this Article VII.

6.12 Public Announcements. Unless otherwise required by applicable Law, judicial process, administrative process or listing requirement, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement. For the avoidance of doubt and notwithstanding anything to the contrary, Seller and its Affiliates shall be permitted to discuss the subject matter hereof on earnings release calls and make such filings with the Securities and Exchange Commission with respect to the subject matter hereof, in each case, as they reasonably believe to be necessary or appropriate, provided that Seller shall (i) make commercially reasonable efforts to provide Buyer with a courtesy copy of a draft of any filing with the Securities and Exchange Commission that mentions Oak Lane Partners, LLC, Bhavin Shah or any other entity known by Seller to be affiliated with Bhavin Shah (other than Buyer and the Company) at least 24 hours prior to the filing thereof with the Securities and Exchange Commission and (ii) use its commercially reasonable efforts to the extent consistent with Law to draft such filing so as not to mention Oak Lane Partners LLC, Bhavin Shah or any other entity known by Seller to be affiliated with Bhavin Shah (other than Buyer and the Company) by name.

ARTICLE VII

[RESERVED]

ARTICLE VIII

TAX MATTERS

8.1 Tax Returns.

(a) Seller shall timely prepare or cause to be prepared and file or cause to be filed and pay the Tax in respect of (i) all consolidated, combined, unitary, affiliated or similar Tax Returns that include the Company or any of its Subsidiaries, on the one hand, and Seller or any Affiliate of Seller, on the other hand, and (ii) all Tax Returns of the Company and its Subsidiaries with respect to Pre-Closing Tax Periods.

(b) Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries that are not described in Section 8.1(a) for all Post-Closing Periods; provided, however, that, in the event that the filing of any such Tax Return could result in liability hereunder or otherwise for Seller or any Affiliate of Seller, then Buyer shall furnish a draft of any such Tax Return to Seller for Seller’s review and comment at least thirty (30) Business Days prior to the due date (including any extensions) for the filing of such Tax Return. Buyer will consider in good faith any reasonable comments provided by Seller and the Parties will work to resolve any disputes regarding any such Tax Return. If any dispute with respect to any such Tax Return cannot be resolved within fifteen (15) days (or such longer period as the Parties may mutually agree in writing) after receipt of such comments, then the Parties shall submit the dispute to the Accounting Firm for resolution, which resolution shall be final and binding upon the Seller and the Buyer. The fees and expenses of the accounting firm incurred pursuant to this Section 8.1(b) shall be borne and paid fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Seller, on the other hand. Buyer, the Company, its Subsidiaries (if applicable) and the Seller will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such determination.

(c) Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and its Subsidiaries for each Straddle Tax Period. Buyer shall furnish a draft of each such Tax Return to Seller for Seller’s review and comment at least thirty (30) Business Days prior to the due date (including any extensions) for the filing of such Tax Return. Buyer will consider in good faith any reasonable comments provided by Seller and the Parties will work to resolve any disputes regarding any such Tax Return. If any dispute with respect to any such Tax Return cannot be resolved within fifteen (15) days (or such longer period as the Parties may mutually agree in writing) after receipt of such comments, then the Parties shall submit the dispute to Accounting Firm for resolution, which resolution shall be final and binding upon the Seller and the Buyer. The fees and expenses of the accounting firm incurred pursuant to this Section 8.1(c) shall be borne and paid fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Seller, on the other hand. Buyer, the Company, its Subsidiaries (if applicable) and the Seller will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such determination.

(d) Buyer will not, and will not cause or permit the Company or its Subsidiaries to, amend, file or refile any Tax Return described in Section 8.1(a) or make or revoke any Tax election for any Pre-Closing Tax Period or Straddle Tax Period or which could result in liability hereunder or otherwise for Seller or any Affiliate of Seller without the written consent of Seller, and Seller shall have the right to withhold its consent in its sole discretion unless required to do so by law.

(e) Any Tax Return described in Section 8.1(a)(ii), (b) or (c) will be prepared in a manner reasonably consistent with past practice, and will not reflect a change of any material election or accounting method, unless (i) an inconsistency with past practice or a change of a material election or accounting method would not have a material detrimental effect on Seller, Buyer, or their respective Affiliates or (ii) otherwise required due to a change in applicable Law.

(f) (f) Buyer will pay to Seller any amount payable on a Tax Return described in Section 8.1(a) attributable to a Post-Closing Tax Period, and Seller will pay to Buyer any amount payable on a Tax Return described in Section 8.1(c) attributable to a Pre-Closing Tax Period, before the later of (i) ten (10) Business Days before such Taxes (including any estimated Taxes) are due and (ii) ten (10) days after demand for such payment, which demand will be accompanied by a draft of the applicable Tax Return (together with any accompanying schedules, statements and, if reasonably requested, supporting documentation).

8.2 Liability for Taxes.

(a) Indemnification by Seller.

(i) Effective as of the Closing, Seller shall indemnify Buyer, any Affiliate of Buyer, the Company, each of its Subsidiaries and each Representative of the foregoing against, and agrees to hold each of them harmless from any Taxes imposed on or with respect to the Company and its Subsidiaries with respect to Pre-Closing Tax Periods, and for any Taxes payable by the Company or any of its Subsidiaries pursuant to Treasury Regulation section 1.1502-6 or any similar provision of state, local or foreign Law by virtue of the Company or any Subsidiary having been a member of a consolidated, combined, unitary, affiliated or other similar Tax group that includes Seller or any Affiliate of Seller (other than the Company or any Subsidiary) at or before the Closing.

(ii) Notwithstanding anything contained in this Section 8.2(a), Seller will not be liable under this Article VIII for any liability to the extent attributable to or resulting from (1) any claim, suit, Action, litigation or proceeding with respect to which Buyer did not satisfy its obligations under Section 8.4 or in which Seller was not afforded the opportunity to participate as provided by Section 8.4, (2) any Taxes taken into account in the determination of Net Working Capital or (3) any Taxes or Losses in respect of Taxes incurred as a result of actions taken by or at the direction of the Buyer at any time after the Closing.

(b) Indemnification by Buyer.

(i) Effective as of the Closing, Buyer shall indemnify Seller and Affiliates of Seller against and agrees to hold them harmless from, (1) any Taxes imposed on or with respect to the Company and its Subsidiaries for any Post-Closing Tax Period, (2) any Taxes resulting from a breach of Article VIII by Buyer or any Affiliate of Buyer and (3) any Taxes payable by Seller or any Affiliate of Seller pursuant to Treasury Regulation section 1.1502-6 or any similar provision of state, local or foreign Law by virtue of the Company or any Subsidiary having been a member of a consolidated, combined, unitary, affiliated or other similar Tax group after the Closing.

(ii) Notwithstanding anything contained in this Section 8.2(b), Buyer will not be liable under this Article VIII for any liability to the extent attributable to or resulting from any Tax Claim (defined below) with respect to which Seller did not (x) satisfy its obligations under Section 8.4, or (y) afford Buyer the opportunity to participate as provided by Section 8.4.

(c) Straddle Tax Periods.

(i) In the case of any Taxes that are payable for a Straddle Tax Period, to the extent permitted by Law or administrative practice, any taxable year of the Company or its Subsidiaries that includes the Closing Date will be treated as ending on (and including) such day.

(ii) In the case of Taxes that are payable with respect to a Straddle Tax Period that is not treated under Section 8.2(c)(i) as ending on the Closing Date, the portion of any such Tax that is allocable to the Pre-Closing Tax Period shall be: (1) in the case of Taxes that are either (A) Income Taxes or (B) imposed on a periodic basis and measured by the level of any item which is required to be determined as of the Closing Date or which is clearly determinable as of the Closing Date (provided that such determination is made by a Party in a manner reasonably acceptable to both Parties), the amount which would be payable if the Tax year ended on the day immediately preceding the Closing Date and (2) in all other cases, the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of calendar days in the period prior to the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Tax Period.

8.3 Refunds. If Seller determines that the Company or any of its Subsidiaries is entitled to file or make a formal or informal claim for refund or an amended Tax Return providing for a refund with respect to a Pre-Closing Tax Period, a Straddle Tax Period or any period for which the Company or any of its Subsidiaries is included in a consolidated, combined, unitary, affiliated or other similar Tax Return with Seller or any Affiliate of Seller, Buyer, at Seller’s request and expense, will be entitled to file or make such claim or amended Tax Return on behalf of the Company or such Subsidiary and will be entitled to control the prosecution of such refund claims, subject to this Section 8.3. At the request of Seller, Buyer shall reasonably cooperate with Seller in obtaining any such refunds for which Seller is entitled pursuant to this Section 8.3, including through the filing of amended Tax Returns or refund claims as prepared by Seller, at the expense of Seller; provided, however, that if any such amended Tax Return shall be prepared by Seller, Seller shall deliver or cause to be delivered drafts of any such amended Tax Return to Buyer for its review prior to the time such amended Tax Return may be filed; and provided, further, that Buyer shall not be required to cooperate with Seller in obtaining such refunds (or notwithstanding anything to the contrary contained herein, consent to the filing of such amended Tax Return) if such refund would reasonably be expected to materially adversely affect Buyer or any of its Subsidiaries in any Straddle Tax Period or Post-Closing Tax Period. Whether or not Seller made or filed the applicable underlying claim or amended Tax Return on behalf of the Company or such Subsidiary as hereinabove contemplated, Buyer will, in any case, pay to Seller the amount of any refund of Taxes and interest thereon received by, or credited against the Tax liability of, Buyer, any Affiliate of Buyer or the Company or such Subsidiary with respect to a Pre-Closing Tax Period (including the portion of any Straddle Tax Period ending on the Closing Date) within ten (10) Business Days after receipt thereof or entitlement thereto by Buyer or any Affiliate thereof.

8.4 Contests.

(a) Each Party entitled to indemnification pursuant to Section 8.2 hereof (a “Tax Indemnified Person”) agrees to give written notice to the Indemnifying Person (the “Tax Indemnitor”) of any written notice received by the Tax Indemnified Person or an Affiliate of such Tax Indemnified Person (including, in the case where Buyer is the Tax Indemnified Person, the Company and each Subsidiary thereof) which involves the assertion of any claim, or the commencement of any audit, suit, Action or proceeding (collectively, a “Tax Claim”) in respect of which indemnity may be sought (an “Indemnifiable Tax”) within ten (10) Business Days of such receipt or such earlier time as would allow the Tax Indemnitor to timely respond to such Tax Claim. The Tax Indemnified Person will give the Tax Indemnitor such information with respect to the Tax Claim as the Tax Indemnitor may reasonably request. Such written notice shall describe in reasonable detail the facts constituting the basis for such Tax Indemnitor’s interests in such Tax Claim, the nature of the relief sought, and the amount of the claimed Losses (including Taxes).

(b) The Tax Indemnitor may, at its own expense, participate in and, upon notice to the Tax Indemnified Person, assume control of the defense of any Tax Claim for which it is the Tax Indemnitor. If the Tax Indemnitor assumes control, it will have the exclusive power to contest or settle the Tax Claim and determine the manner in which the contest or settlement occurs, in each case without the participation of the Tax Indemnified Person. In no case will a Tax Indemnified Person settle or otherwise compromise a Tax Claim without the Tax Indemnitor’s prior written consent.

(c) If a Tax Claim potentially involves some Taxes for Pre-Closing Tax Periods for which Seller would be required to indemnify Buyer pursuant to Section 8.2 and other Taxes for Pre-Closing Tax Periods for which Seller would not be required to indemnify Buyer, then, for purposes of this Section 8.4 only, Seller will be the Tax Indemnitor and Buyer will be the Tax Indemnified Person as to all such Tax Claims.

(d) The Tax Indemnitor may discharge, at any time, its indemnity obligations by paying the Tax Indemnified Person the amount of the applicable indemnifiable Loss, calculated on the date of such payment.

(e) Notwithstanding any provision to the contrary herein, Seller or an Affiliate of Seller shall have sole control over, and neither Buyer nor any Affiliate of Buyer shall have a right to control or participate in, any Tax Claim relating to a consolidated, combined, unitary, affiliated or similar Tax or Tax Return that includes Seller or any Affiliate of Seller.

8.5 Information and Cooperation.

(a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, in a timely manner, such information (including access to books and records) and assistance relating to the Company and its Subsidiaries as is reasonably necessary for the filing of any Tax Return, for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment.

(b) Buyer shall retain all Tax and accounting books and records, including Tax Returns, relating to the Company and its Subsidiaries for all Pre-Closing Tax Periods and Straddle Periods for sixty (60) days after the expiration for the applicable statute of limitations.

(c) Buyer and Seller will cooperate with each other in the conduct of any audit or other proceedings involving the Company and its Subsidiaries for any Tax purposes and each will execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.5(b).

(d) Notwithstanding any provision to the contrary herein, Seller shall have no obligation to share with Buyer any consolidated, combined, unitary, affiliated or similar Tax Return or associated forms, documents or work papers that include Seller or any Affiliate of Seller.

8.6 Transfer Taxes. All Transfer Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne and paid fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Seller, on the other hand, and shall be paid by Buyer when due and Seller shall promptly reimburse Buyer upon Buyer’s request for one-half of the amount of any Transfer Taxes. Buyer shall file (or cause to be filed) all necessary Tax Returns and other documentation with respect to such Transfer Taxes as it is required to file, and to the extent required by applicable Law, Buyer and Seller shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation prepared by the other Party. The costs of each filing made in accordance with this Section 8.6 shall be borne by Buyer.

8.7 Tax Sharing Agreements, Etc.. All tax allocation, indemnification or sharing agreements, policies, arrangements and practices between Seller or an Affiliate of Seller and the Company and its Subsidiaries shall be terminated as of the Closing Date. After such date, neither the Company, the Company’s Subsidiaries, Seller nor any Affiliate of Seller will have any further rights or liabilities thereunder and all rights, obligation or liabilities with respect to Taxes shall be governed exclusively by this Agreement.

8.8 Tax Covenants.

(a) Buyer covenants that without the prior consent of Seller it will not, and will not cause or permit the Company, the Company’s Subsidiaries or any Affiliate of Buyer to, (i) take any action after the Closing Date other than in the ordinary course of business, including but not limited to the sale of any assets or the distribution of any dividend or the effectuation of any redemption, that could give rise to any Tax liability of Seller or any Affiliate of Seller, or any indemnification obligation of Seller under Article VIII, or (ii) make or change any material Tax election, amend any Tax Return, take any Tax position on any Tax

Return, or compromise or settle any Tax liability, in each case if such action could have the effect of increasing the Tax liability or reducing any Tax asset of Seller or any Affiliate of Seller with respect to any Pre-Closing Tax Period or Straddle Tax Period.

(b) After the Closing Date, Buyer and its Affiliates (including the Company and its Subsidiaries) will not, without the prior written consent of Seller, agree to the waiver or any extension of the statute of limitations relating to any Taxes of the Company or any Subsidiary thereof for any Pre-Closing Tax Period or any Straddle Tax Period.

8.9 Adjustment to Price. The Parties agree to treat all payments made by either to or for the benefit of the other under this Article VIII or pursuant to any other Section of this Agreement as adjustments to the Purchase Price for Tax purposes unless otherwise prohibited by Law.

8.10 Tax Survival Period and Limitations on Indemnification. Notwithstanding any provision herein to the contrary, the indemnification obligations provided for in this Article VIII shall terminate at the close of business on the date on which the applicable statute of limitations with respect to the Tax liabilities in question expires; provided, however, that in the event that no statute of limitations applies to the Tax liabilities in question, then the indemnification obligations provided for in this Article VIII with respect to such Tax liabilities shall terminate at the close of business on the date that is six (6) years following the Closing Date. The RWI Policy shall be the Tax Indemnified Party’s first source of recovery for any claim under this Article VIII and Buyer shall not be entitled to recovery against Seller under this Article VIII unless and until (i) the insurer has denied the applicable claim in whole or part or (ii) the policy does not cover the applicable claim due to the application of the RWI Policy retention, RWI Policy exclusions or similar reasons (each a “RWI Non-Response”). In the event of a RWI Non-Response to a claim under this Article VIII, the Buyer shall be entitled to pursue indemnification against the Seller pursuant to, and subject to the terms of, this Article VIII to the extent of the Losses not covered by the RWI Policy.

8.11 338(h)(10) Election.

(a) At the election of Buyer, and following a direction from Buyer, the Company, its Subsidiaries and the Seller agree to join with Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding election under state or local tax law) with respect to the purchase and sale of the Shares hereunder (the “Section 338 Election”). If Buyer has notified Seller of its election to make a Section 338 Election, Seller and Buyer agree to cooperate in good faith with each other in the preparation and timely filing of the Section 338 Forms and any Tax Returns required to be filed in connection with the making of such an election. Seller shall make available to Buyer such data and other information as may be reasonably requested that is required by Buyer in order to prepare and timely file the Section 338 Forms. In the event a Section 338 Election is made, Buyer and Seller agree to report the transfer of the Shares under this Agreement consistent with such election and this Section 8.11 and shall take no position contrary thereto unless required by applicable law.

(b) Buyer shall be responsible for the preparation and filing of all Section 338 Forms in accordance with applicable law and the terms of this Agreement and shall deliver such Section 338 Forms to Seller no later than ninety (90) days following the Closing Date. Seller shall have the opportunity to review and approve such Section 338 Forms (such approval not to be unreasonably withheld or delayed) and once approved, shall execute and deliver to Buyer the Section 338 Forms within fifteen (15) days of delivery by Buyer.

(c) If the Section 338 Election is made, the allocation of the purchase price for the Shares (and any liabilities of the Company and its Subsidiaries deemed to be assumed for Tax purposes) among the assets of the Company and its Subsidiaries will be made in accordance with a schedule to be prepared by Buyer and delivered to Seller at the same time that the Section 338 Forms are delivered to Seller in accordance with paragraph (b) above (the “Allocation”). If, within thirty (30) days after the receipt of the Allocation, Seller notifies Buyer that Seller objects to one or more items reflected in the Allocation, then Seller and Buyer shall negotiate in good faith to resolve such dispute. If Seller and Buyer fail to resolve any such dispute within fifteen (15) days (or such longer period as the Parties may mutually agree in writing) after receipt of such objection by Seller, then the Parties shall submit the dispute to the Accounting Firm for resolution, which resolution shall be final and binding upon the Seller and the Buyer. The fees and expenses of the accounting firm incurred pursuant to this Section 8.11(c) shall be borne and paid fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Seller, on the other hand. Buyer, the Company, its Subsidiaries (if applicable) and the Seller will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocations.

ARTICLE IX

[RESERVED]

ARTICLE X

CLOSING DELIVERIES

10.1 Deliveries by Seller to Buyer at Closing. At the Closing, Seller shall deliver, or shall cause to be delivered, to Buyer, the following:

(a) certificates representing the Shares, duly endorsed in blank or with duly executed transfer powers, as contemplated in Section 2.1;

(b) a good standing certificate with respect to the Company and its Subsidiaries;

(c) each of the Services Agreements, executed by an officer of Seller thereunto duly authorized;

(d) copies of all approvals, consents and waivers listed on Schedule 3.7;

(e) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (FIRPTA Certificate) that Seller is not a foreign person within the meaning of Section 1445 of the Code duly executed by Seller;

(f) a consent to lease assignment with respect to (i) that certain Lease dated April 19, 2012, between Volt and 14 Commerce Realty L.L.C. (as amended by a First Amendment to Lease dated January 6, 2013 and a Second Amendment to Lease dated March 19, 2014, the “Cranford Lease”) and (ii) that certain Lease between Volt and River East Business Park L.P., dated August 1, 2008, as amended on May 11, 2015; and

(g) the officers, if any, of the Company or any Subsidiary thereof who will remain employed by Seller or one of its Affiliates after the Closing Date and all members of the board of directors of the Company and each Subsidiary thereof shall have submitted their resignations in writing to the Company or the applicable Subsidiary thereof, as the case may be. Such resignations of officers and directors shall be effective as of the Closing.

10.2 Deliveries by Buyer at Closing. At the Closing, Buyer shall deliver the following to the applicable Persons hereinafter specified:

(a) to Seller (or its designee) to an account designated by Seller at least two (2) Business Days prior to the Closing Date, the amount required to be paid by Section 2.2;

(b) a good standing certificate with respect to Buyer; and

(c) to Seller, each of the Services Agreements, executed by an officer of Buyer thereunto duly authorized.

ARTICLE XI

[RESERVED]

ARTICLE XII

INDEMNIFICATION

12.1 Indemnification by the Seller.

(a) Indemnification by the Seller. Subject to the other terms and conditions set forth in this Article XII, from and after the Closing, Buyer, its directors, officers and its Affiliates (including the Company and its Subsidiaries) (each, a “Buyer Indemnified Person”) shall be indemnified by the Seller from, against and in respect of, and shall pay and reimburse each of them for any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, assessments, fines, penalties, fees, costs, expenses or amounts paid in settlement (including reasonable and documented out-of-pocket costs of pursuing insurance providers for enforcing a claim made by the Indemnified Party and contested by the Indemnifying Party, but excluding attorney’s and expert’s fees and expenses and other substantially similar costs other than as expressly provided in Section 12.4(e)), whether or not involving a Third Party Claim (collectively, “Losses”), incurred or suffered by the Buyer Indemnified Persons or any of them arising out of or with respect to or by reason of:

(i) any breach of, or inaccuracy in, any representation or warranty made by Seller in Article III (other than in respect of the Fundamental Representations contained therein) or in any certificate delivered by or on behalf of Seller pursuant to this Agreement;

(ii) any breach of, or inaccuracy in, any Fundamental Representations made by Seller;

(iii) any breach or violation of any covenant, obligation or agreement of Seller in this Agreement;

(iv) any (A) unpaid Transaction Expenses incurred by the Company or any of its Subsidiaries prior to the Closing in respect of services for the benefit of Seller, (B) any Indebtedness of the Company or any of its Subsidiaries existing on or before the Closing, but specifically excluding any Indebtedness outstanding in connection with the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company, and (C) any unsatisfied indemnification obligations pursuant to the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (as in effect immediately prior to the Closing) that arise out of acts or omissions of the Seller, the Company or any of its Subsidiaries occurring on or before the Closing Date, in each case specified in the foregoing clauses (A)-(C), which is not otherwise addressed in this Agreement; and

(v) any settlement of Intercompany Obligations (other than any Losses caused by the acts or omissions of Buyer; provided, that, the act of paying, satisfying, retiring or otherwise settling the Intercompany Obligations will not be considered an act of Buyer);

provided, however, that notwithstanding anything in this Agreement to the contrary, the Buyer Indemnified Persons shall not be indemnified under this Agreement for any Losses to the extent that the events or items giving rise to such Losses were accounted for in in the calculation of any adjustment to the Purchase Price pursuant to Section 2.4;

provided, further, that this Article XII shall not provide for any indemnification with respect to Taxes, for which Seller’s sole obligation is set forth in Article VIII and which, for the avoidance of doubt, shall not be subject to the limitations or other terms and conditions of this Article XII.

(b) Monetary Limitations on Indemnification by the Seller. Notwithstanding anything to the contrary herein:

(i) No claim may be made by the Buyer Indemnified Persons pursuant to Section 12.1(a)(i) in respect of Losses unless and until the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds the Basket, at which point the Buyer Indemnified Persons will be indemnified for Losses in excess of such Basket.

(ii) The aggregate liability in respect of all claims for indemnification pursuant to Section 12.1(a)(i) will under no circumstances exceed, in the aggregate, the General Cap (and shall no longer be compensable hereunder if, at the time at which the applicable claim pursuant to Section 12.1(a)(i) would otherwise be paid, the General Cap has already been reached).

(iii) The RWI Policy shall be the Indemnified Party’s first source of recovery for any claim under Section 12.1(a)(i) and the Buyer shall not be entitled to recovery against the Seller under Section 12.1(a)(i) unless and until there is a RWI Non-Response. In the event of a RWI Non-Response to a claim under Section 12.1(a)(i), the Buyer shall be entitled to pursue indemnification against the Seller pursuant to, and subject to the terms of, this Article XII (including Section 12.1(b)(ii)) to the extent of the Losses not covered by the RWI Policy.

(iv) The aggregate liability in respect of all claims for indemnification pursuant to Section 12.1(a)(ii) will under no circumstances exceed, in the aggregate, the Specified Cap (and shall no longer be compensable hereunder if, at the time at which the applicable claim pursuant to Section 12.1(a)(ii) would otherwise be paid, the Specified Cap has already been reached with respect to claims hereunder or such claim would, as of the applicable time of determination, be covered in accordance with the terms of the RWI Policy taking into account the retention, deductible, exclusion or other similar limits under such policy, which RWI Policy shall be the Indemnified Party’s first source of recovery for any such claim under such circumstances. For the avoidance of doubt, if the retention amount under the RWI Policy has not yet been reached or the policy limit under the RWI Policy has been exceeded, then the Buyer shall be entitled to pursue the Seller pursuant to, and subject to the terms of, this Article XII with respect to, as the case may be, claimed amounts below such retention amount or above such policy limit, in each case, in respect of claims for indemnification pursuant to Section 12.1(a)(ii).

12.2 Indemnification by the Buyer.

(a) Indemnification by the Buyer. Subject to the other terms and conditions set forth in this Article XII, from and after the Closing, the Buyer shall (and with respect to clause (iv) below, MTECH Holdings, LLC shall, jointly and severally with Buyer) indemnify and hold harmless the Seller and its Affiliates (each, a “Seller Indemnified Person”) from, against and in respect of any and all Losses incurred or suffered by the Seller Indemnified Persons or any of them based upon, arising out of or with respect to or by reason of:

(i) any breach of, or inaccuracy in, any representation or warranty made by the Buyer in this Agreement in Article IV (other than in respect of the Fundamental Representations contained therein) or in any certificate delivered by or on behalf of Buyer pursuant to this Agreement;

(ii) any breach of, or inaccuracy in, any Fundamental Representations made by Buyer;

(iii) any breach or violation of any covenant or agreement of the Buyer in or pursuant to this Agreement;

(iv) (A) any Indebtedness of the Company or any of its Subsidiaries existing following the Closing, and specifically including any Indebtedness outstanding in connection with the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (or any successor thereto), and (B) any indemnification obligations pursuant to the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (or any successor thereto) that arise out of acts or omissions occurring following the Closing, in each case specified in the foregoing clauses (A)-(B), which is not otherwise addressed in this Agreement; and

(v) any payment made or to be made, or other Loss sustained, by Volt under or in connection with the Cranford Lease relating to or chargeable to the period after the Closing Date.

provided, however, that notwithstanding anything in this Agreement to the contrary, the Seller Indemnified Persons shall not be indemnified under this Agreement for any Losses to the extent that the events or items giving rise to such Losses were accounted for in the calculation of any adjustment to the Purchase Price pursuant to Section 2.4;

provided, further, that this Section 12.2(a) shall not provide for any indemnification with respect to Taxes, for which Buyer’s sole obligation is set forth in Article VIII.

(b) Monetary Limitations on Indemnification by the Buyer.

(i) No claim may be made by the Seller Indemnified Persons pursuant to Section 12.2(a)(i) in respect of Losses unless and until the aggregate amount of all such Losses incurred or suffered by the Seller Indemnified Persons exceeds the Basket (at which point the Seller Indemnified Persons will be indemnified for Losses in excess of such Basket);

(ii) the aggregate liability in respect of all claims for indemnification pursuant to Section 12.2(a)(i) will under no circumstances exceed, in the aggregate, $5,000,000 (the “Buyer Cap”) (and shall no longer be compensable hereunder if, at the time at which the applicable claim pursuant to Section 12.2(a)(i) would otherwise be paid, the Buyer Cap has already been reached with respect to claims hereunder); and

(iii) the aggregate liability in respect of all claims for indemnification pursuant to Section 12.2(a)(ii) will under no circumstances exceed, in the aggregate, the Specified Cap (and shall no longer be compensable hereunder if, at the time at which the applicable claim pursuant to Section 12.2(a)(ii) would otherwise be paid, the Specified Cap has already been reached with respect to such claims.

12.3 Time for Claims; Notice of Direct Claims.

(a) Time for Claims. No claim may be made or suit instituted by an Indemnified Person pursuant to this Article XII after the expiration of the Survival Period as applicable thereto. Notwithstanding the foregoing, any claim for indemnification in respect of Losses of an Indemnified Person indemnifiable pursuant to this Article XII shall survive beyond the Survival Period as applicable thereto if written notice of such claim shall have been provided to the applicable Indemnifying Person in accordance with Section 12.3(b) prior to the expiration of the Survival Period as applicable thereto and shall not have been resolved or paid prior to the conclusion of the Survival Period as applicable thereto.

(b) Written Notice of Indemnification Claims. In the event that any Indemnified Person wishes to make a claim for indemnification under this Article XII, the Indemnified Person shall give prompt written notice of such claim to the applicable Indemnifying Person. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced thereby. Any such notice shall describe the breach or inaccuracy and other material facts and circumstances upon which such claim is based and the estimated amount of Losses involved, in each case, in reasonable detail in light of the facts then known or available to the applicable Indemnified Person.

(c) Response Time. The Indemnifying Person shall have 30 days after its receipt of notice to respond in writing to any claim that is not a Third Party Claim. The Indemnified Person shall allow the Indemnifying Person and its professional advisors to investigate the matter or circumstance alleged to give rise to any such claim that is not a Third Party Claim, and whether and to what extent any amount is payable in respect of such claim and the Indemnified Person shall assist the Indemnifying Person’s investigation by giving such information and assistance (including access to the Company’s and its Subsidiaries’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Person or any of its professional advisors may reasonably request. If the Indemnifying Person does not so respond within such 30-day period, the Indemnifying Person shall be deemed to have rejected such claim, in which case the Indemnified Person shall be free to pursue such remedies as may be available to the Indemnified Person on the terms and subject to the provisions of this Agreement.

12.4 Loss Calculation.

(a) Nature of Damages. Notwithstanding any other provision of this Agreement, no Indemnified Person shall be entitled to indemnification pursuant to this Article XII or Article VIII for any punitive damages, consequential damages or damages based upon a multiple and Losses indemnifiable hereunder shall not include such damages, except (i) to the extent, if any, such Indemnified Person is held liable for such damages to a third party (including a Governmental Entity) or (ii) in the case of fraud.

(b) Benefits. The calculation of any Loss subject to indemnification under this Article XII or Article VIII will reflect and be offset by (i) the amount of any Tax Benefit realized (or realizable at the election of the Indemnified Person) by the Indemnified Persons in respect of such Loss, (ii) the amount of any insurance proceeds recovered (or recoverable at the election of the Indemnified Person) by the Indemnified Persons in respect of such Loss, including, without limitation, pursuant to the RWI Policy, and (iii) the amount of any recovery (or the amount recoverable at the election of the Indemnified Person) in respect of such Loss obtained from a Person or entity other than another party to this Agreement (to the extent of such recovery or such amount which is recoverable at the election of the Indemnified Person). No party hereto shall be entitled to recover Losses in respect of any claim or otherwise obtain reimbursement or restitution more than once with respect to any claim hereunder. Without limiting the generality of the foregoing, notwithstanding anything to the contrary in this Agreement, no Indemnified Person shall be entitled to be indemnified or otherwise compensated for the same Loss or claim under both (x) this Article XII and Section 8.2 or (y) this Article XII and Article II. If any benefit described in the first two sentences of this Section 12.4(b) is received by an Indemnified Person but any Loss actually paid by an Indemnifying Person hereunder was not offset by such benefit received, the Indemnified Person shall so notify the Indemnifying Person and pay an amount equal to such benefit received by wire transfer of immediately available funds to the Indemnifying Person within three (3) Business Days of receipt of such benefit.

(c) Loss Mitigation. To the extent required by applicable law, each Indemnified Person shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to mitigate any Losses or potential Losses with respect to which indemnification may be requested hereunder after any officer of such Indemnified Person obtains actual knowledge of any event which would reasonably be expected to give rise to any Loss with respect to which indemnification may be requested hereunder; provided that any failure to so mitigate shall only reduce the rights to recover under this Agreement to the extent of the Loss that would have been avoided by such mitigation and the burden of proving such amount shall be on the Indemnifying Person. For the avoidance of doubt, the reasonable costs of the mitigation efforts referred to in this Section 12.4(c) shall be considered Loss under this Agreement, subject to the terms and conditions hereof.

(d) Materiality Scrape. For purposes of this Article XII any inaccuracy in or breach of any representation and warranty in Article III or Article IV, as the case may be, shall be determined without regard to any materiality or Material Adverse Effect qualification contained in the applicable representation or warranty.

(e) Attorneys’ Fees and Expenses. Notwithstanding any other provision contained herein, if any claim, legal action or proceeding is brought in relation to a claim for indemnification, for the enforcement of this Agreement, or because of a dispute, breach or default in connection with any of the provisions of this Agreement, the successful or prevailing party as determined by the applicable court shall be entitled to recover its reasonable and documented out-of-pocket attorney’s fees and other reasonable and documented out-of-pocket costs incurred in that claim, action or proceeding, in addition to any other relief to which such party may be entitled. For the avoidance of doubt, in the case of an out-of-court settlement between the parties, reasonable and documented out-of-pocket attorney’s fees and other reasonable and documented out-of-pocket costs shall not be excluded from the determination of the terms of the settlement if, at the time of the settlement, the parties mutually determine to include such fees and costs in the terms of such settlement.

12.5 Third Party Claims.

(a) Promptly after receipt by an Indemnified Person of written notice of the assertion of a claim by any Person who is not a party to this Agreement (a “Third Party Claim”) that may give rise to an Indemnity Claim against an Indemnifying Person under this Article XII, the Indemnified Person shall give written notice thereof to the Indemnifying Person describing the claim and the basis for indemnification on a reasonably detailed and complete basis in light of the facts then known or available to the Indemnified Person. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced thereby. By giving written notice to the Indemnified Person, the Indemnifying Person shall have the right to assume the defense of any Third Party Claim at the Indemnifying Person’s expense and by the Indemnifying Person’s own counsel, and the Indemnified Person shall cooperate in good faith in such defense; provided that the Indemnifying Person is the Seller, such Indemnifying Person not have the right to defend or direct the defense of any such Third Party Claim that is asserted directly by or on behalf of a Person that is a supplier or customer of the Company or its Subsidiaries. In the event that the Indemnifying Person determines to defend the Indemnified Person against such Third Party Claim, then the Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in, but not lead, the defense of such Third Party Claim; provided, that if (A) in the reasonable, good faith opinion of counsel to the Indemnified Person after consultation with, and reasonable consideration of the comments of, counsel to the Indemnifying Person, there are material legal defenses available to an Indemnified Person that are different from or additional to those available to the Indemnifying Person and cannot be asserted absent the direct involvement of the Indemnified Person with its own counsel; or (B) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable and documented out-of-pocket fees and expenses of counsel to the Indemnified Person in each jurisdiction for which counsel is reasonably required, but, in any case, no more than two jurisdictions. If the Indemnifying Person has the right to, but does not, assume control of the defense of any Third Party Claim in accordance with this Section 12.5, then the Indemnifying Person will nonetheless be entitled to participate in the defense of such Third Party Claim and the Indemnified Person will consult with the Indemnifying Person in respect of such defense. If the Indemnifying Person elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Person may, subject to Section 12.5(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.

(b) Notwithstanding any other provision of this Agreement, the Indemnifying Person shall not enter into settlement of any Third Party Claim without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Indemnified Person, except as provided in this Section 12.5(b). If a firm offer is made to settle a Third Party Claim (other than a Third Party Claim by a supplier or customer of the Company or its Subsidiaries) without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Person (and without imposing any legal or equitable remedy against the Indemnified Person) and provides, in customary form, for the release of each Indemnified Person from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person shall give written notice to that effect to the Indemnified Person. If the Indemnified Person fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Person may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Person as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Person fails to consent to such firm offer within ten days and also fails to assume the defense of such Third Party Claim within such ten-day period, the Indemnifying Person may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Person has assumed the defense pursuant to Section 12.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Person (which consent shall not be unreasonably withheld or delayed).

(c) This Section 12.5 shall not apply, and Section 8.2 shall instead apply, to any Tax Claim.

12.6 Certain Other Indemnity Matters. The parties hereto agree that notwithstanding anything to the contrary set forth in this Agreement or otherwise, following the Closing, except with respect to (i) the adjustments provided for in Article II, (ii) claims seeking equitable relief and (iii) claims arising from fraud, the sole and exclusive remedy as against any Person with respect to any and all claims of any kind whatsoever arising out of or relating in any way to this Agreement, any certificate delivered in connection herewith or the subject matter of any of the foregoing shall be pursuant to the indemnification provisions set forth in this Article XII and Section 8.2. In furtherance of the foregoing, each of the Buyer and the Seller hereby waives, to the fullest extent permitted under applicable Law, and agrees not to assert and to cause each of the other Buyer Indemnified Persons or Seller Indemnified Persons, as the case may be, not to assert in any action or proceeding of any kind, any and all rights, claims, remedies and causes of action it may now or hereafter have arising out of or relating in any way to this Agreement or the subject matter of this Agreement, other than claims for indemnification asserted as permitted by and in accordance with the provisions set forth in this Article XII and Section 8.2 (including any such rights, claims or causes of action arising under or based upon common law or other Law, or otherwise).

12.7 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

12.8 Payments. Once a Loss is agreed to by the Indemnifying Person or finally adjudicated to be payable pursuant to this Article XII, the Indemnifying Person shall satisfy its obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Person not make full payment of any such obligations within such 15 Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Person or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to the prime rate (as published in The Wall Street Journal) per annum. Such interest shall be calculated daily on the basis of a 365-day year and the actual number of days elapsed.

ARTICLE XIII

GENERAL

13.1 Usage. All terms defined herein have the meanings assigned to them herein for all purposes, and such meanings are equally applicable to both the singular and plural forms of the terms defined, “include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import, “writing,” “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form. Any instrument or Law defined or referred to herein means such instrument or Law as from time to time amended, modified or supplemented, including (in the case of instruments) by waiver or consent and (in the case of any Law) by succession of comparable successor Laws and includes (in the case of instruments) references to all attachments thereto and instruments incorporated therein. References to a Person are, unless the context otherwise requires, also to its successors and assigns. Any term defined herein by reference to any instrument or Law has such meaning whether or not such instrument or Law is in effect. “Shall” and “will” have equal force and effect. “Hereof,” “herein,” “hereunder” and comparable terms refer to the entire instrument in which such terms are used and not to any particular article, section or other subdivision thereof or attachment thereto. References to “the date of this Agreement,” “the date hereof” or words of like import shall mean March 6, 2017. References in an instrument to “Article,” “Section” or another subdivision or to an attachment are, unless the context otherwise requires, to an article, section or subdivision of or an attachment to such instrument. Except as otherwise expressly provided herein, all references to any currency herein shall be deemed to refer to the lawful currency of the United States of America.

13.2 Amendments; Waivers. This Agreement may be amended only by agreement in writing of the Parties. No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

13.3 Disclosure Schedules; Exhibits. Each Schedule and Exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although the Disclosure Schedules need not be attached to each copy of this Agreement. The mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Seller that such item represents an exception or material event, effect, occurrence, development, state of circumstance, change, fact or condition or that such item has had, or would reasonably be expected to have, a Material Adverse Effect. Further, any fact or item which is disclosed on any Disclosure Schedule to this Agreement in such a way as to make its relevance or applicability to information called for by another Disclosure Schedule or other Disclosure Schedules to this Agreement reasonably apparent shall be deemed to be disclosed on such other Disclosure Schedule or Disclosure Schedules, as the case may be, notwithstanding the omission of a reference or cross-reference thereto.

13.4 Further Assurances. Each of Buyer and Seller shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the other Party may reasonably request to consummate or implement the transactions contemplated by this Agreement or to evidence such events or matters.

13.5 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and performed in such State and without regard to conflicts of law doctrines (other than New York General Obligations Law, Section 5-1401). Each of the Parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in connection with any dispute that arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any Action relating to this Agreement in any court other than a Federal court sitting in the State of New York or a New York state court unless venue would not be proper under rules applicable in such courts.

(b) Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby. Each Party (i) certifies that no Representative or agent of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 13.5(b).

13.6 Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

13.7 Counterparts. This Agreement and any amendment hereto may be executed in two (2) or more counterparts and by different Parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each Party and delivered to the other Party.

13.8 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party and, except for indemnification obligations to certain third parties set forth in Section 6.4 and Article XII, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

13.9 Waiver. No failure on the part of any Party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

13.10 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement to the extent permitted by Law shall remain in full force and effect; provided that the essential terms and conditions of this Agreement for both Parties remain valid, binding and enforceable; and provided further that the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. In event of any such determination, the Parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the extent permitted by Law, the Parties hereby to the same extent waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

13.11 Acknowledgement and Waiver. It is acknowledged by each of the parties hereto that Milbank, Tweed, Hadley & McCloy LLP has acted as counsel for Seller, the Company and its Subsidiaries in connection with this Agreement and the transactions contemplated hereby (collectively, the “Engagements”), and in that connection not as counsel for any other Person, including Buyer or its Affiliates. If Seller so desires, and without the need for any consent or waiver by Buyer, the Company or any of its Subsidiaries, Milbank, Tweed, Hadley & McCloy LLP shall be permitted to represent Seller after the Closing in connection with any matter, including anything related to this Agreement or the transactions contemplated hereby or any disagreement or dispute in connection therewith or any other matter relating to the Engagements. Without limiting the generality of the foregoing, after the Closing, Milbank, Tweed, Hadley & McCloy LLP shall be permitted to represent Seller, any of its Affiliates (other than the Company or its Subsidiaries) or Representatives, or any one or more of them, in connection with any negotiation, transaction or dispute (where “dispute” includes litigation, arbitration or other adversarial proceedings) with Buyer, the Company or any of its Subsidiaries or any of their Affiliates or Representatives relating to any Engagements, including indemnification claims or any other matter related to this Agreement or the transactions contemplated hereby. Buyer, on behalf of itself and its Affiliates, including the Company and its Subsidiaries, hereby consents to the disclosure to Seller by Milbank, Tweed, Hadley & McCloy LLP of any information about the Company and its Subsidiaries learned by Milbank, Tweed, Hadley & McCloy LLP in the course of the Engagements, whether or not such information is subject to the attorney client privilege or Milbank, Tweed, Hadley & McCloy LLP’s duty of confidentiality and whether such disclosure is made before or after the Closing, and irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of Seller by Milbank, Tweed, Hadley & McCloy LLP relating to the Engagements. Seller (on behalf of itself, the Company and its Subsidiaries) and Buyer consent to the foregoing arrangements and waive any actual or potential conflict of interest that may be involved in connection with any representation by Milbank, Tweed, Hadley & McCloy LLP permitted hereunder.

13.12 Knowledge Convention. Whenever any statement herein or in any Schedule, Exhibit, certificate or other document delivered to any Party pursuant to this Agreement is made “to the Knowledge” or words of similar intent or effect of any Party or its Representative, the Person or Persons making such statement shall be accountable and only for those facts, which as of the date the statement is made, are actually known to such Person or Persons making such statement, after reasonable inquiry of such Person’s direct reports, which with respect to Seller, the Company or any Subsidiary of either of them, means the Persons identified on Schedule 13.12 hereto, and with respect to Buyer, means the knowledge of its executive officers.

13.13 Notices. Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by electronic email transmission, (c) mailed by certified or registered mail (postage prepaid), receipt requested, or (d) sent by Express Mail, Federal Express or other express delivery service, receipt requested, to the Parties and at the addresses specified herein or to such other address or to such other person as either Party shall have last designated by such notice to the other Party. Each such notice or other communication shall be effective (i) if given by electronic email transmission, when transmitted to the applicable address so specified herein and an appropriate confirmation of transmission is received, (ii) if given by mail, three (3) days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when actually received at such address. Any notice or other communication hereunder shall be delivered as follows:

If to Buyer or MTECH Holdings, LLC, addressed to:

Maintech Holdings, LLC

c/o Oak Lane Partners, LLC

4730 NW 2nd Avenue, Suite 100

Boca Raton, FL 33431

Attention: Bhavin Shah

Email: bshah@oaklanepartners.com

With a copy to:

Chapman and Cutler LLP

1270 Avenue of the Americas, 30th Floor

New York, New York 10020

Attention: Larry Halperin

Email: halperin@chapman.com

If to Seller or Volt addressed to:

Volt Delta Resource Holdings, Inc.

c/o Volt Information Sciences, Inc.

2401 N. Glassell Street

Orange, California 92865

Attention: Nancy Avedissian, General Counsel

E-mail: navedissian@volt.com

With a copy to:

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90017

Attention:	Neil J Wertlieb, Esq.
Adam R. Moses, Esq.

Facsimile: (213) 892-4765

Email:	nwertlieb@milbank.com
amoses@milbank.com

13.14 Publicity and Reports. Prior to the Closing, Seller and Buyer shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without the prior written consent of the other Party; provided that to the extent that a Party is required by applicable Law or applicable stock exchange regulations to issue a press release, publicity statement or other public notice, such Party may issue such press release, publicity statement or other public notice without the consent of the other Party, and such Party shall be obligated only to use commercially reasonable efforts to consult with the other Party prior to issuing any such press release, publicity statement or other public notice. Nothing herein shall prevent reasonable pre-Closing communication between the Company or any of its Subsidiaries, on the one hand, and its employees, contributors, vendors, advertisers and other customers, on the other hand, for the purpose of responding to the questions or concerns of the latter regarding the effect of the transactions contemplated by this Agreement.

13.15 Integration. This Agreement, together with the Disclosure Schedules and Exhibits hereto, and the Ancillary Agreements, (a) constitute the entire agreement among the Parties pertaining to the subject matter hereof and thereof and (b) supersede all prior agreements and understandings of the Parties in connection herewith and therewith, except for the Confidentiality Agreement, which shall remain in full force and effect until the consummation of the transactions contemplated by this Agreement (whereupon the Parties agree the Confidentiality Agreement shall terminate).

13.16 Transaction Expenses. Each of Seller and Buyer shall pay its own Transaction Expenses incident to the evaluation of the Company, its Subsidiaries and the Business and the negotiation, preparation and performance of this Agreement and the transactions contemplated by this Agreement, including the fees, expenses and disbursements of their respective investment bankers, accountants and counsel.

13.17 No Assignment. Neither this Agreement nor any rights or obligations under it are assignable by Buyer except that Buyer may assign its rights hereunder to any wholly owned subsidiary of Buyer. Buyer shall remain liable to Seller for the payment of the consideration set forth herein and other obligations of Buyer hereunder notwithstanding a permitted assignment. Seller may assign its rights (but not its obligations) under this Agreement to any Affiliate of Seller.

13.18 Remedies; Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof. The Parties further agree that each of Buyer and Seller shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of the provisions hereof and to specific performance of the terms hereof.

13.19 Representation By Counsel; Interpretation. The Parties each acknowledge that each Party has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in any portions of this Agreement against the Party that drafted it has no application and is expressly waived. If any provision of this Agreement is, in the judgment of the trier of fact, ambiguous or unclear, that provision shall be interpreted in a reasonable manner to effect the intent of the Parties.

13.20 Privilege. Buyer agrees that, as to all communications among Milbank, Tweed, Hadley & McCloy LLP, Seller, any of its Subsidiaries, and/or any of their respective Affiliates or Representatives that relate to the negotiations of, or the transactions contemplated by, this Agreement, the attorney-client privilege, the work product privilege, the expectation of client confidence and any other legal privileges or immunities belong to Seller and may be controlled by Seller and shall not pass to or be claimed by Buyer, the Company or any of their Affiliates or Subsidiaries or be waived by Buyer, the Company or any of their Affiliates or Subsidiaries. Seller may assert the attorney-client privilege, the work product privilege, the expectation of client confidence and any other legal privilege or immunity against Buyer, the Company or its Subsidiaries to the fullest extent permitted by applicable Law. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company or any of their Subsidiaries or Affiliates and a third-party (other than a Party to this Agreement or any of their respective Affiliates) after the Closing, the Company and its Subsidiaries may assert the attorney- client privilege, the work product privilege or any other applicable privilege or immunity from disclosure to prevent disclosure of confidential communications by Milbank, Tweed, Hadley & McCloy LLP to such third-party; provided that neither the Company nor any of its Subsidiaries may waive such privilege without the prior written consent of Seller.

13.21 Cranford Lease. Each of the parties hereto and MTECH Holdings, LLC shall use their respective commercially reasonable efforts (including by way of MTECH Holdings, LLC becoming a guarantor of the obligations of the Company pursuant to the Cranford Lease or offering similar support in respect thereof), and shall cooperate with each other, to, as promptly as reasonably practicable following the date hereof, obtain from 14 Commerce Realty L.L.C. the release of Volt from all obligations under the Cranford Lease with respect to any period after the Closing.

13.22 Guaranty. Volt hereby guarantees to Buyer the payment and performance by Seller of Seller’s obligations under Article VIII and Article XII of this Agreement (the “Guaranteed Obligations”), provided that Buyer shall not seek to enforce performance of the Guaranteed Obligations against Volt until Buyer has diligently used its commercially reasonable efforts to exercise its rights in respect of the Guaranteed Obligations against Seller and/or the RWI Policy and has been unsuccessful in such efforts. Volt shall have the right to assert as a defense to its own obligations under this Section 13.22 any and all rights or defenses available to Seller under this Agreement and/or at Law and/or in equity, and in connection therewith, is hereby made an express third-party beneficiary of all of Seller’s rights hereunder. This Section 13.22 shall remain in full force and effect until the earlier of the Guaranteed Obligations having been paid in full and Article VIII and Article XII of this Agreement having expired or terminated, at which time this Section 13.22 shall automatically terminate and Volt shall have no further obligations under this Section 13.22.

13.23 Certain Other Matters. Notwithstanding anything to the contrary herein, the parties hereto hereby expressly agree that in no event shall Seller nor any Affiliate thereof have any liability in connection with the Loan and Security Agreement, dated February 17, 2016, by and between Bank of America, N.A. and the Company (or any successor thereto) except as otherwise expressly provided in Section 12.1(a)(iv)(C).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

BUYER:

MAINTECH HOLDINGS, LLC

By:	/s/ Bhavin Shah
	Name:	Bhavin Shah
	Title:	Authorized Officer

SELLER:

VOLT DELTA RESOURCE HOLDINGS, INC.

By:	/s/ Paul R. Tomkins
	Name:	Paul R. Tomkins
	Title:	SVP & CFO

MTECH HOLDINGS, LLC (solely with respect to Sections 12.2 and 13.21)

By:	/s/ Bhavin Shah
	Name:	Bhavin Shah
	Title:	Authorized Officer

VOLT INFORMATION SCIENCES, INC.
(solely with respect to Sections 6.3, 6.5 and 13.22)

By:	/s/ Paul R. Tomkins
	Name:	Paul R. Tomkins
	Title:	SVP & CFO